

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-38166

CONCRETE PUMPING HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**83-1779605**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

500 E. 84th Avenue, Suite A-5	
Thornton, Colorado	**80229**
(Address of Principal Executive Offices)	(Zip Code)

(303) 289-7497
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**BBCP**	**Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant was $145,024,691 based upon the market price of $5.58 per share on April 29, 2022. As of January 30, 2023, 55,405,810 shares of common stock, par value $0.0001 per share, were issued and outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive proxy statement relating to the registrant's 2023 Annual Meeting of Stockholders to be filed hereafter are incorporated by reference into Part III of this Annual Report on Form 10-K.

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Concrete Pumping Holdings, Inc.

TABLE OF CONTENTS

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Cautionary Statement Concerning Forward-Looking Statements and Risk Factors Summary

Certain statements in this Annual Report on Form 10-K (this "Annual Report") constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding our business, financial condition, results of operation, cash flows, strategies and prospects, and the potential impact of the COVID-19 pandemic on our business. These forward-looking statements may be identified by terminology such as "likely," "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, we cannot guarantee future results. Our forward-looking statements speak only as of the date of this report or as of the date they are made, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports on Forms 10-K, 10-Q and 8-K should be considered.

The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects. These statements involve known and unknown risks, uncertainties (some of which are beyond our control) and other factors that may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the items in the following list, which also summarizes some of the principal risks relating to the Company and its business:

- the adverse impact of recent inflationary pressures, including significant increases in fuel costs, global economic conditions and events related to these conditions, including the ongoing war in Ukraine and the COVID-19 pandemic;

- general economic and business conditions, which may affect demand for commercial, infrastructure, and residential construction and adverse effects of major endemics or pandemics on our business;

- our ability to successfully implement our operating strategy;

- our ability to successfully identify, manage and integrate acquisitions;

- the restatement of our financial statements for the quarter ended July 31, 2022 and our ability to establish and maintain effective internal control over financial reporting, including our ability to remediate the existing material weakness in our internal controls;

- governmental requirements and initiatives, including those related to mortgage lending, financing or deductions, funding for public or infrastructure construction, land usage, and environmental, health, and safety matters;

- seasonal and inclement weather conditions, which impede the installation of ready-mixed concrete;

- the cyclical nature of, and changes in, the real estate and construction markets, including pricing changes by our competitors;

- our ability to maintain favorable relationships with third parties who supply us with equipment and essential supplies;

- our ability to retain key personnel and maintain satisfactory labor relations;

- disruptions, uncertainties or volatility in the credit markets that may limit our, our suppliers' and our customers' access to capital;

- personal injury, property damage, results of litigation and other claims and insurance coverage issues;

- our substantial indebtedness and the restrictions imposed on us by the terms of our indebtedness;

- the effects of currency fluctuations on our results of operations and financial condition;

- other factors as described below in the section entitled "Risk Factors."

PART I

Item 1. Business

Concrete Pumping Holdings, Inc. is a Delaware corporation headquartered in Denver, Colorado. We refer to Concrete Pumping Holdings, Inc. as the "Company," "CPH,", "us", "we" or "our" in this Annual Report, and these designations include our subsidiaries unless we state otherwise.

Our principal executive offices are located at 500 E. 84th Ave., Suite A-5, Thornton, Colorado, 80229. We maintain a website at https://www.concretepumpingholdings.com/. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report.

Overview

CPH is a leading provider of concrete pumping services and concrete waste management services in the United States ("U.S.") and the United Kingdom ("U.K.") based on fleet size, primarily operating under what we believe are the only established, national concrete pumping brands in both geographies – Brundage-Bone Concrete Pumping, Inc. ("Brundage-Bone") for concrete pumping in the U.S., Camfaud Group Limited ("Camfaud") in the U.K., and Eco-Pan, Inc. ("Eco-Pan") for waste management services in both the U.S. and U.K. The Brundage-Bone business was founded in 1983 in Denver, Colorado. Since then, the Company has expanded across the U.S. and U.K. through more than 70 strategic acquisitions. Eco-Pan was founded in 1999 and was acquired by CPH in 2014. In November 2016, we entered the U.K. market through the acquisition of Camfaud. In recent years, we have successfully executed on our acquisition strategy, including (1) our fiscal 2021 acquisition of Hi-Tech Concrete Pumping Services ("Hi-Tech"), which added complementary assets in our Texas market, (2) our fiscal 2022 acquisition of Pioneer Concrete Pumping Service, Inc. ("Pioneer"), which provided us with complementary assets and operations in both Georgia and Texas, and (3) our acquisition of Coastal Carolina Concrete Pumping, Inc. ("Coastal") in August of 2022, which expanded our operations in the Carolinas and Florida.

Concrete pumping is a highly specialized method of concrete placement that requires skilled operators to position a truck-mounted, fully-articulating boom for precise delivery of ready-mix concrete from mixer trucks to placing crews on a construction job site. In addition, proper concrete washout handling is an important area of focus for our Company given rising awareness of environmental factors. We believe that our large fleet of specialized pumping equipment, washout pans and trucks, and highly-trained operators enable us to be the trusted provider of concrete placement and waste management solutions to our customers. We deliver and facilitate substantial labor cost savings, shortened concrete placement times, enhanced worksite safety, and efficient concrete washout containment, and thereby help improve the overall quality of construction projects. As of October 31, 2022, we operated a fleet of approximately 1,630 units of equipment, with approximately 1,650 employees and approximately 150 locations globally.

With almost 40 years of experience, we believe we are the only nationally-scaled provider of concrete pumping services in the U.S. and the U.K., with the most comprehensive and reliable fleet and highly-skilled operators to provide quality service. We are especially equipped to support large and technically complex construction projects, which generally command higher price points than smaller projects. In addition, we have actively focused our business on commercial and infrastructure construction projects, while continuing to pursue profitable residential opportunities. Our fleet is capable of handling multiple large projects concurrently, and can be deployed on short-notice across the U.S. and the U.K., thereby allowing us to efficiently allocate resources depending on market conditions to more profitable markets. Our highly complementary Eco-Pan business provides customers with a one-stop solution for their concrete washout needs. We plan to continue establishing additional Eco-Pan locations across the U.S. and the U.K., and further penetrate our existing concrete pumping customer base by cross-selling our Eco-Pan services.

As of October 31, 2022, we estimate our share of the concrete pumping market to be approximately 17% in the U.S. and approximately 34% in the U.K., based on fleet size. In the U.S. and U.K. markets, we serve a large and diverse customer base and as of October 31, 2022, our top ten customers represented less than 10% of our total revenue and had an average tenure of more than 20 years.

Segments

We operate through the following four reportable segments:

U.S. Concrete Pumping: Our U.S. concrete pumping services segment represented 74% of our total revenue for the year ended October 31, 2022 and services from this segment are primarily provided under our Brundage-Bone and Capital Pumping brands, which as of October 31, 2022 operated a total fleet of approximately 1,090 equipment units from a diversified footprint of approximately 100 locations across 20 states. We provide operated concrete pumping services, for which customers are billed on a negotiated time and volume basis based on the duration of the job and yards of concrete pumped. Additional charges (such as a fuel surcharge and travel costs) are frequently added based on specific project requirements. Typically, we send a single operator with each concrete pump. We do not take ownership of the concrete and thus have minimal inventory or product liability risk. We typically do not engage in fixed-bid work or have surety bonding requirements and operate a daily fee-based revenue model regardless of overall construction project completion.

U.S. Concrete Waste Management Services: Our U.S. concrete waste management services segment represented 12% of our total revenue for the year ended October 31, 2022. Through our Eco-Pan business, we are a leading provider of concrete waste management services in the U.S. Eco-Pan provides a full-service, cost-effective, regulation-compliant solution to manage environmental issues caused by concrete washout. Eco-Pan is a route-based solution that operates approximately 100 trucks and over 8,000 custom metal pans or containers for construction sites from 18 locations in the U.S. as of October 31, 2022. We charge a fixed fee that includes (1) the round-trip delivery and pickup of watertight pans / containers, (2) environmental disposal of concrete washout and (3) a specified number of days the pans / containers can be used for. This provides a turnkey solution to the customer compared to the alternatives of bagging the waste concrete, pouring it into an on-site lined pit, or disposing of it into trash dumpsters and arranging for a pick-up. To the extent that the pans or containers are held at the job site for an extended number of days or irregular waste is found in the pan, we charge incremental fees. Our trucks are designed to allow for the pick-up and re-delivery of multiple pans, leading to significant incremental efficiencies as route densities increase.

U.K. Operations: Our U.K. operations segment represented 14% of our total revenue for the year ended October 31, 2022 and consisted of concrete pumping and concrete waste management services. Our concrete pumping services are primarily provided through either our Camfaud brand (operated pumping services) or our Premier Concrete Pumping brand (rental of pumping equipment without an operator). Mobile equipment is charged to customers under a minimum hire rate, which is typically five to eight hours. Our concrete pumping business in the U.K. is comprised of a fleet of approximately 440 equipment units that are serviced from 30 locations as of October 31, 2022. In addition, during the third quarter of fiscal 2019 we started concrete waste management operations under our Eco-Pan brand name in the U.K. and the results of these operations are included in this segment. Our Eco-Pan business in the U.K. is operated from a shared Camfaud location as of October 31, 2022. We bill our customers for our Eco-Pan services in the same manner as our U.S. Eco-Pan services.

Corporate: Our Corporate segment is primarily related to the intercompany leasing of real estate to certain of our U.S Concrete Pumping branches.

Competitive Environment

The concrete pumping industry is highly fragmented in both the U.S. and the U.K. In the U.S., we believe there are approximately 1,000 industry participants, the majority of which operate with an average of five to ten pumps each, a limited number having a multi-regional presence (average of 50-60 pumps) and no other company having a national presence. We believe many industry participants are undercapitalized, utilize aged equipment and operate only smaller and significantly fewer boom pumps. In a typical geographic market, we generally compete with only one or two other concrete pumping companies that can perform the larger and more complex projects that we typically target.

In the concrete waste management industry, we compete with local operators who may have a small number of washout pans but are not capable of offering services across the U.S. We believe we are the only operator of scale with a national footprint in this industry and estimate that there is only one competitor on a national level. While the technology underlying the washout pans is less sophisticated than that for a concrete pump, we believe having the route density that Eco-Pan has achieved is a differentiator in terms of profitability. Our U.K. operations segment is the pioneer of the concrete waste management service in the U.K. and as such, we are not aware of any equivalent competitor in the U.K.

Equipment

Our fleet is operated by approximately 1,000 experienced employees as of October 31, 2022, each of whom is required to complete rigorous training and safety programs. In addition, we have approximately 140 skilled mechanics who perform in-house equipment servicing. As of October 31, 2022, we owned 100% of our fleet consisting of approximately 970 boom pumps, ranging in size from 17 to 65 meters, 90 placing booms, 20 telebelts, 340 stationary pumps, and 100 waste management trucks. As of October 31, 2022, the average age of our fleet was approximately 9 years old and most of our equipment had useful lives of 20 to 25 years.

Customers

We serve a base of more than 12,000 customers (often with several projects per customer) across the U.S. and the U.K. and have an approximate 92% customer retention rate based on our top 500 customers and ~100% customer retention rate of our top 100 customers as of October 31, 2022. In addition, as of October 31, 2022, our top ten customers represented less than 10% of our total revenue and had an average tenure of more than 20 years. Our customer composition is largely dependent on geographic location and general economic and construction market trends within individual operating markets. We actively monitor regional trends and target customers in fast-growing markets through our extensive geographic footprint and knowledge of the local construction markets in each region in which we operate.

Our customer base consists of general contractors or concrete contractors that span across the commercial, infrastructure and residential end markets. We also sell replacement parts to regional operators that lack the capital and scale to independently maintain a sufficiently stocked replacement parts inventory. Our contractual arrangements with customers are typically on a project-to-project purchase order basis.

Suppliers

We primarily purchase pumping equipment, replacement parts, and fuel for our day-to-day operations. Concrete pumping equipment is primarily sourced from three suppliers – Schwing, Putzmeister, and Alliance. There are a number of other suppliers as well and we are not solely dependent upon any single one. We believe we are the concrete pumping industry's largest consumer of concrete pumping supplies and, as such, have significant leverage with respect to making purchases. We typically purchase fuel in bulk at favorable prices and utilize onsite fuel storage facilities.

Employees

As of October 31, 2022, we had approximately 1,650 employees across the U.S. and the U.K., of which approximately 1,140 are highly-skilled equipment operators and mechanics, approximately 200 are managers, approximately 50 are in sales, and approximately 70 are dispatchers. The remaining employees include administrative support, corporate functions, and laborers. Our employees have an average tenure of approximately five years for pump operators. Additionally, our regional managers have, on average, approximately 30 years of experience in the concrete pumping industry. We maintain a highly sophisticated, industry recognized training program, which ensures all operators can meet the requirements of any project. Operators are trained in concrete pumping as well as in basic mechanical repair, while shop managers are trained in inspection and maintenance of all critical truck systems.

Approximately 130 employees in CPH's workforce are unionized across California, Oregon and Washington. These individuals are represented by the International Union of Operating Engineers ("IUOE") under three separate collective bargaining agreements. We have historically maintained favorable relations with the IUOE and have not experienced any significant disputes, disagreements, strikes or work stoppages.

Safety

To our knowledge, we are the only concrete pumping company in the U.S. and the U.K. with a comprehensive, active safety program, including an in-house corporate safety department and a designated safety trainer at each branch. As part of our safety management program, we actively track key safety performance indicators at each branch location to monitor safety performance and take corrective action when needed. Over the last two years, our Total Recordable Incident Rate ("TRIR") has remained better than industry averages.

Environmental Matters

We are subject to various federal, state and local and environmental laws and regulations, including those governing the discharge of pollutants into air or water, the management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination, and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. We are not aware of any material instances of non-compliance with respect to environmental regulations.

Available Information

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge on our website as soon as reasonably practicable after we file or furnish the materials electronically with the Securities and Exchange Commission ("SEC"). To obtain any of this information, go to our investor relations website, www.ir.concretepumpingholdings.com, and select "SEC Filings". Our investor relations website includes our Code of Business Conduct and Ethics and charters for the Audit, Compensation and Corporate Governance/Nominating Committees. These materials may also be obtained, free of charge, at www.ir.concretepumpingholdings.com (select "Governance").

Item 1A. Risk Factors

Risks Related to the Company's Business and Operations

Our business is cyclical in nature and a slowdown in the economic recovery or a decrease in general economic activity has in the past and could in the future negatively impact our financial results.

Substantially all of our customer base comes from the commercial, infrastructure and residential construction markets. Global economic challenges including rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions have recently caused macroeconomic uncertainty and volatility in markets where we operate, and as a result of these challenges, (1) we have experienced negative impacts to our gross margins where we have not been able to fully pass these price increases on to our customers and (2) some of our customers' projects have been delayed or potentially cancelled. A further worsening of economic conditions or significant decrease in construction expenditures and/or investments could cause weakness in our end markets, cause declines in construction and industrial activity, and materially adversely affect our revenue and operating results.

The following factors, among others, may cause weakness in our end markets, either temporarily or long-term:

- the depth and duration of an economic downturn and lack of availability of credit;
- lingering effects of the COVID-19 pandemic, which has resulted in a tight labor market that has impacted supply chains, our operations and our customers' operations;
- uncertainty regarding general or regional economic conditions;
- reductions in corporate spending for plants and facilities or government spending for infrastructure projects;
- the cyclical nature of our customers' businesses, particularly those operating in the commercial, infrastructure and residential construction sectors;
- an increase in the cost of construction materials;
- a decrease in investment in certain of our key geographic markets;
- changes in interest rates and lending standards;
- an overcapacity in the businesses that drive the need for construction;
- adverse weather conditions, which may temporarily affect a particular region or regions;
- reduced construction activity in our end markets;
- terrorism or hostilities involving the U.S. or the U.K.;
- change in structural construction designs of buildings (e.g., wood versus concrete);
- risks of political or economic instability (e.g., negative impact on fuel prices globally as a result of the war in Ukraine); and
- oversupply of equipment or new entrants into the market resulting in pricing uncertainty.

A downturn in any of our end markets in one or more of our geographic markets caused by these or other factors could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Our business is seasonal and subject to adverse weather conditions.

Since our business is primarily conducted outdoors, erratic weather patterns, seasonal changes and other weather-related conditions affect our business. Adverse weather conditions, including hurricanes and tropical storms, cold weather, snow, and heavy or sustained rainfall, reduce construction activity, restrict the demand for our products and services, and impede our ability to deliver and pump concrete efficiently or at all. In addition, during periods of extended adverse weather or other operational delays, we may elect to continue to pay certain hourly employees to maintain our workforce, which may adversely impact our results of operations. In addition, severe drought conditions can restrict available water supplies and restrict production. Consequently, these events could adversely affect our business, financial condition, results of operations, liquidity and cash flows.

Our revenue and operating results have varied historically from period to period and any unexpected periods of decline could result in an overall decline in our available cash flows.

Our revenue and operating results have varied historically from period to period and may continue to do so. We have identified below certain of the factors that have in the past and may in the future cause our revenue and operating results to vary:

- seasonal weather patterns in the construction industry on which we rely, with activity tending to be lowest in the winter and spring;
- the timing of expenditures for maintaining existing equipment, new equipment and the disposal of used equipment;
- changes in demand for our services or the prices we charge due to changes in economic conditions, competition or other factors;
- changes in the interest rates applicable to our variable rate debt, and the overall level of our debt;
- fluctuations in fuel costs;
- general economic conditions in the markets where we operate;
- the cyclical nature of our customers' businesses;
- price changes in response to competitive factors;
- other cost fluctuations, such as costs for employee-related compensation and benefits;
- labor shortages, work stoppages or other labor difficulties and labor issues in trades on which our business may be dependent in particular regions;
- potential enactment of new legislation affecting our operations or labor relations;
- timing of acquisitions and new branch openings and related costs;
- possible unrecorded liabilities of acquired companies and difficulties associated with integrating acquired companies into our existing operations;
- changes in the exchange rate between the U.S. dollar ("USD") and Great Britain pound sterling ("GBP");
- potential increased demand from our customers to develop and provide new technological services in our business to meet changing customer preferences;
- our ability to control costs and maintain quality;
- our effectiveness in integrating new locations and acquisitions; and
- possible write-offs or exceptional charges due to changes in applicable accounting standards, reorganizations or restructurings, obsolete or damaged equipment or the refinancing of our existing debt.

Accordingly, our operating results in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. Furthermore, negative trends in the concrete pumping and waste management industries or in our geographic markets could have material adverse effects on our business, financial condition, results of operations, liquidity and cash flows.

Our business is highly competitive and competition may increase, which could have a material adverse effect on our business.

The concrete pumping industry is highly competitive and fragmented. Many of the markets in which we operate are served by several competitors, ranging from larger regional companies to small, independent businesses with a limited fleet and geographic scope of operations. Some of our principal competitors may have more flexible capital structures or may have greater name recognition in one or more of our geographic markets. We generally compete on the basis of, among other things, quality and breadth of service, expertise, reliability, price and the size, quality and availability of our fleet of pumping equipment, which is significantly affected by the level of our capital expenditures. If we are required to reduce or delay capital expenditures for any reason, including due to restrictions contained in, or debt service payments required by, our credit facilities or otherwise, the ability to replace our fleet or the age of our fleet may put us at a disadvantage to our competitors and adversely impact our ability to generate revenue. In addition, our industry may be subject to competitive price decreases in the future, particularly during cyclical downturns in our end markets, which can adversely affect revenue, profitability and cash flow. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on our relationships with key suppliers to obtain equipment for our business.

We depend on a small group of key manufacturers of concrete pumping equipment to sell equipment to us. We have historically relied primarily on three suppliers and we cannot provide assurance that our favorable working relationships with our suppliers will continue in the future or that they will continue to provide high-quality products, service and support. Any deterioration in the quality of such products, service or support could result in additional maintenance costs and operational issues.

In addition, the concrete industry has historically been subject to periods of supply shortages, particularly in a strong economy or due to macroeconomic supply chain issues driven by factors such as the war in Ukraine. We cannot predict the impact on our suppliers of changes in the economic environment and other developments in their respective businesses. Insolvency, financial difficulties, strategic changes or other factors may result in our suppliers not being able to fulfill the terms of their agreements with us, whether satisfactorily or at all. Further, such factors may render suppliers unwilling to extend contracts that provide favorable terms to us or may force them to seek to renegotiate existing contracts with us. Termination of our relationship with any of our key suppliers, or interruption of our access to concrete pumping equipment, pipe or other supplies, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As the average fleet age increases, our offerings may not be as attractive to potential customers and our operating costs may materially increase, impacting our results of operations.

As our equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time or amount of use, will likely increase. We estimate that our fleet assets generally will have a useful life of up to 25 years depending on the size of the machine, hours in service, yardage pumped, and, in certain instances, other circumstances unique to an asset. We manage our fleet of equipment according to the wear and tear that a specific machine or type of equipment is expected to experience over its useful life. As of October 31, 2022, the average age of our concrete pumping equipment was approximately nine years. If the average age of our equipment increases, whether as a result of our inability to access sufficient capital to maintain or replace equipment in a timely manner or otherwise, our investment in the maintenance, parts and repair for individual pieces of equipment may exceed the book value or replacement value of that equipment. We cannot provide assurance that costs of maintenance will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations. Additionally, as our equipment ages, it may become less attractive to potential customers, thus decreasing our ability to effectively compete for new business.

The costs of new equipment we use in our fleet may increase, requiring us to spend more for replacement equipment or preventing us from procuring equipment on a timely basis.

The cost of new equipment for use in our concrete pumping fleet has increased and could further increase due to increased material costs to our suppliers or other factors beyond our control. Such increases could materially adversely impact our financial condition, results of operations and cash flows in future periods. Furthermore, changes in technology or customer demand could cause certain of our existing equipment to become obsolete and require us to purchase new equipment at increased costs.

We sell used equipment on a regular basis. Our fleet is subject to residual value risk upon disposition and may not sell at the prices or in the quantities we expect.

We continuously evaluate our fleet of equipment as we seek to optimize our vehicle size and capabilities for our end markets in multiple locations. We therefore seek to sell used equipment on a regular basis. The market value of any given piece of equipment could be less than its depreciated value at the time it is sold. The market value of used equipment depends on several factors, including:

- the market price for comparable new equipment;
- the time of year that it is sold;
- the supply of similar used equipment on the market;
- the existence and capacities of different sales outlets;
- the age of the equipment, and the amount of usage of such equipment relative to its age, at the time it is sold;
- worldwide and domestic demand for used equipment;
- the effect of advances and changes in technology in new equipment models;
- changing perception of residual value of used equipment by the Company's suppliers; and
- general economic conditions.

We include in income from operations the difference between the sales price and the net book value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used concrete pumping equipment at prices that fall significantly below our expectations or in lesser quantities than we anticipate could have a negative impact on our financial condition, results of operations and cash flows.

We have in the past and may in the future incur impairment charges as a result of an impairment to goodwill or intangible assets, which would negatively impact our operating results.

Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations.

We assess potential impairment of our goodwill at least annually. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry or economic trends or significant underperformance relative to historical or projected operating results. An impairment of our goodwill may have a material adverse effect on our results of operations.

During the fiscal year ended October 31, 2020, the COVID-19 pandemic drove a sustained decline in our stock price and a deterioration in general economic conditions, resulting in us recording goodwill and intangibles impairment charges totaling $57.9 million in the second quarter of fiscal 2020. At October 31, 2022, we had remaining recorded goodwill of $220.2 million related to multiple acquisitions.

If we are unable to collect on contracts with a significant number of customers, our operating results would be adversely affected.

We have billing arrangements with a majority of our customers that provide for payment on agreed terms after our services are provided. If we are unable to manage credit risk issues adequately, or if a large number of customers should have financial difficulties at the same time, our credit losses could increase significantly above their low historical levels and our operating results would be adversely affected. Further, delinquencies and credit losses increased during the last recession and generally can be expected to increase during economic slowdowns or recessions.

Fluctuations in fuel costs or reduced supplies of fuel could harm our business.

Fuel costs represent a significant portion of our operating expenses and we are dependent upon fuel to transport and operate our equipment. We have in the past and could in the future be adversely affected by limitations on fuel supplies or increases in fuel prices that result in higher costs of transporting equipment to and from job sites and higher costs to operate our concrete pumps and other equipment. Although we are able to pass through the impact of fuel price charges to most of our customers, there is often a lag before such pass-through arrangements are reflected in our operating results and there may be a limit to how much of any fuel price increases we can pass onto our customers. Any such limits may adversely affect our results of operations.

We depend on access to our branch facilities to service our customers and maintain and store our equipment, and natural disasters and other developments could materially adversely affect our business, financial condition and results of operations.

We depend on our primary branch facilities in the U.S. and U.K., respectively, to store, service and maintain our fleet. These facilities contain most of the specialized equipment we require to service our fleet, in addition to the extensive secure storage areas needed for a significant number of large vehicles. If any of our facilities were to sustain significant damage or become unavailable to us for any reason, including natural disasters, our operations could be disrupted, which could in turn adversely affect our relationships with our customers and our results of operations and cash flow. Any limitation on our access to facilities as a result of any breach of, or dispute under, our leases could also disrupt and adversely affect our operations. In addition, if natural disasters such as forest fires were to cause significant disruptions to the construction projects where we focus our business, our operations could be disrupted, which could in turn materially adversely affect our business, financial condition and results of operations.

Due to the material portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk.

Our consolidated financial statements are presented in accordance with GAAP, and we report, and will continue to report, our results in U.S. dollars. Some of our operations are conducted by subsidiaries in the United Kingdom and the results of operations and the financial position of these subsidiaries are recorded in the relevant foreign currencies and then translated into U.S. dollars. Any change in the value of the pound sterling against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of U.S. dollar denominated revenues and costs. The exchange rates between the pound sterling against the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses and may not be comparable from period to period.

Acquisitions and expansions into new markets may result in significant transaction expense and expose us to risks associated with entering new markets and integrating new or acquired operations.

We may encounter risks associated with entering new markets in which we have limited or no experience. New operations require significant capital expenditures and may initially have a negative impact on our short-term cash flow, net income and results of operations, or may never become profitable.

In addition, our industry is highly fragmented, and we expect to consider acquisition opportunities when we believe they would enhance our business and financial performance. However, acquisitions may impose significant strains on our management, operating systems and financial resources, and could experience unanticipated integration issues. The pursuit and integration of acquisitions has in the past and can continue to require substantial attention from our senior management, which will limit the amount of time they have available to devote to our existing operations. Our ability to realize the expected benefits from any future acquisitions depends in large part on our ability to integrate and consolidate the new operations with our existing operations in a timely and effective manner. Future acquisitions could also result in the incurrence of substantial amounts of indebtedness and contingent liabilities (including environmental, employee benefits and safety and health liabilities), accumulation of goodwill that may become impaired, and an increase in amortization expenses related to intangible assets. Any significant diversion of management's attention from our existing operations, the loss of key employees or customers of any acquired business, any major difficulties encountered in the opening of start-up locations or the integration of acquired operations or any associated increases in indebtedness, liabilities or expenses could have a material adverse effect on our business, financial condition or results of operations.

We may not realize the anticipated synergies, cost savings or profits from acquisitions.

We have completed a number of acquisitions in recent years that we believe present revenue, profit and cost-saving synergy opportunities. However, the integration of recent or future acquisitions may not result in the realization of the full benefits of the revenue, profit and cost synergies that we expected at the time or currently expect within the anticipated time frame or at all. Moreover, we may incur substantial expenses or unforeseen liabilities in connection with the integration of acquired businesses. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately and may exceed our estimates. Accordingly, the expected benefits of any acquisition may be offset by costs or delays incurred in integrating the businesses. Failure of recent or future acquisitions to meet our expectations and be integrated successfully could have a material adverse effect on our financial condition and results of operations.

Disruptions in our information technology systems due to cyber security threats or other factors could limit our ability to effectively monitor and control our operations and adversely affect our operating results, and unauthorized access to customer information on our systems could adversely affect our relationships with our customers or result in liability.

Our information technology systems, including our enterprise resource planning system, facilitate our ability to monitor and control our assets and operations and adjust to changing market conditions and customer needs. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our assets and operations and adjust to changing market conditions in a timely manner. Many of our business records at most of our branches are still maintained manually, and loss of those records as a result of facility damage, personnel changes or otherwise could also cause such disruptions. In addition, because our systems sometimes contain information about individuals and businesses, our failure to appropriately safeguard the security of the data it holds, whether as a result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities, leading to lower revenue, increased costs and other material adverse effects on our results of operations.

We have taken steps intended to mitigate these risks, including business continuity planning, disaster recovery planning and business impact analysis. However, a significant disruption or cyber intrusion could adversely affect our results of operations, financial condition and liquidity. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also materially adversely affect our ability to raise capital.

Legal and Regulatory Risks

We are exposed to liability claims on a continuing basis, which may exceed the level of our insurance or not be covered at all, and this could have a material adverse effect on our operating performance.

Our business exposes us to claims for personal injury, death or property damage resulting from the use of the equipment we operate, rent, sell, service or repair and from injuries caused in motor vehicle or other accidents in which our personnel are involved. Our business also exposes us to workers' compensation claims and other employment-related claims. We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims; however, future claims may exceed the level of our insurance, and our insurance may not continue to be available on economically reasonable terms, or at all. Certain types of claims, such as claims for punitive damages, are not covered by our insurance. In addition, we are self-insured for the deductibles on our policies and have established reserves for incurred but not reported claims. If actual claims exceed our reserves, our financial condition, results of operations and cash flows would be adversely affected. Whether or not we are covered by insurance, certain claims may generate negative publicity, which may lead to lower revenues, as well as additional similar claims being filed.

Our business is subject to significant operating risks and hazards that have in the past and could in the future result in personal injury or damage or destruction to property, which could result in losses or liabilities to the Company.

Construction sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment and moving vehicles. Our equipment has been involved in workplace incidents and incidents involving mobile operators of our equipment in transit in the past and may also be involved in such incidents in the future.

Our profitability and relationships with our customers is dependent on our safety record. If serious accidents or fatalities occur, regardless of whether we were at fault, or our safety record were to deteriorate, we may be ineligible to bid on certain work, be exposed to possible litigation, and existing service arrangements could be terminated, which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity. Adverse experiences with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

In any concrete construction environment, our workers are subject to the usual hazards associated with providing construction and related services on construction sites, including environmental hazards, industrial accidents, hurricanes, adverse weather conditions and flooding. Operating hazards can cause personal injury or death, damage to or destruction of property, plant and equipment, environmental damage, performance delays, monetary losses or legal liability.

We have operations throughout the United States and the United Kingdom, which subjects us to multiple federal, state, and local laws and regulations. Moreover, we operate at times as a government contractor or subcontractor which subjects us to additional laws, regulations, and contract provisions. Changes in law, regulations, government contract provisions, or other legal requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.

Each of our sites exposes us to a host of different local laws and regulations. These requirements address multiple aspects of our operations, such as worker safety, consumer rights, privacy, employee benefits, antitrust, emissions regulations and may also impact other areas of our business, such as pricing. In addition, government contracts and subcontracts are subject to a wide range of requirements not applicable in the purely commercial context, such as extensive auditing and disclosure requirements; anti-money laundering, anti-bribery and anti-gratuity rules; political campaign contribution and lobbying limitations; and small and/or disadvantaged business preferences. Even when a government contractor has reasonable policies and practices in place to address these risks and requirements, it is still possible for problems to arise. Moreover, government contracts or subcontracts are generally riskier than commercial contracts, because, when problems arise, the adverse consequences can be severe, including civil false claims (which can involve penalties and treble damages), suspension and debarment, and even criminal prosecution. Moreover, the requirements of laws, regulations, and government contract provisions are often different in different jurisdictions. Changes in these requirements, or any material failure by us to comply with them, can increase our costs, negatively affect our reputation, reduce our business, require significant management time and attention and generally otherwise impact our operations in adverse ways.

We are subject to numerous environmental and safety regulations. If we are required to incur compliance or remediation costs that are not currently anticipated, our liquidity and operating results could be materially and adversely affected.

Our facilities and operations are subject to comprehensive and frequently changing federal, state and local laws and regulations relating to environmental protection and health and safety. These laws and regulations govern, among other things, occupational safety, employee relations, the discharge of substances into the air, water and land, the handling, storage, transport, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. If we violate environmental or safety laws or regulations, we may be required to implement corrective actions and could be subject to civil or criminal fines or penalties or other sanctions. We cannot assure you that we will not have to make significant capital or operating expenditures in the future in order to comply with applicable laws and regulations or that we will comply with applicable environmental laws at all times. Such violations or liability could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws also impose obligations and liability for the investigation and cleanup of properties affected by hazardous substance or fuel spills or releases. These liabilities are often joint and several and may be imposed on the parties generating or disposing of such substances or on the owner or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. We may also have liability for past contaminated properties historically owned or operated by companies that we have acquired or merged with, even though we never owned or operated such properties. Accordingly, we may become liable, either contractually or by operation of law, for investigation, remediation, monitoring and other costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Contamination and exposure to hazardous substances can also result in claims for damages, including personal injury, property damage, and natural resources damage claims.

Most of our properties currently have above or below ground storage tanks for fuel and other petroleum products and oil-water separators (or equivalent wastewater collection/treatment systems). Given the nature of our operations (which involve the use of diesel and other petroleum products, solvents and other hazardous substances) for fueling and maintaining our equipment and vehicles, and the historical operations at some of our properties, we may incur material costs associated with soil or groundwater contamination. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to remediation liabilities or other claims or costs that may be material.

We have identified material weaknesses in our internal control over financial reporting and previously restated our financial statements for the quarter ended July 31, 2022. If we are unable to remediate these material weaknesses and maintain effective controls in the future, our stock price may suffer.

We recently identified material weaknesses in our internal control over financial reporting, as described in Part II, Item 9A "Controls and Procedures" of this Annual Report. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The restatement of our financial statements for the quarter ended July 31, 2022 and the material weaknesses we identified may adversely affect our stock price, and the measures we take to remediate these deficiencies in our internal control over financial reporting and to implement and maintain effective controls in the future may not be sufficient to satisfy our obligations as a public company and produce reliable financial reports, which may result in additional material misstatements of our consolidated financial statements and adverse impacts on our business, financial condition, and results of operations.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we were required to document, test and report on our internal control over financial reporting. In addition, starting with our 2022 fiscal year, our independent auditors were required to issue an opinion on our audit of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud.

We may be adversely affected by developments relating to Brexit.

On January 31, 2020, the U.K. withdrew from the European Union ("EU"), which is commonly referred to as Brexit. On December 24, 2020, the U.K. and EU reached an agreement which contains rules for how the U.K. and EU are to live, work and trade together. On December 31, 2020, the transition period ended, and the U.K. left the EU single market and customs union.

While almost all of the work performed by our UK Operations segment continues to be performed domestically in the U.K., the effects of and the perceptions as to the impact from the withdrawal of the U.K. from the EU continues to have the potential to adversely affect business activity and economic and market conditions in the U.K., the Eurozone, and globally and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the pound sterling and the euro. As reported previously, Brexit could continue to lead to additional political, legal and economic instability in the EU or labor shortages due to changes and restrictions regarding the free movement of people into the U.K. from the EU. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect the value of our assets in the U.K., as well as our business, financial condition, results of operations and cash flows. In addition to Brexit, the UK and worldwide macro economies have been impacted by other significant events such as COVID-19 which have created other variables in assessing the impact of Brexit. This has meant that the potential medium to longer term impact of Brexit continues and will continue to be assessed.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the U.S. and U.K., and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings;
- changes in tax laws, regulations or interpretations thereof; and
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities or by U.K. authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Changes in laws or, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements in the U.S. and U.K. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly.

For example, there is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, or will cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. These concerns have resulted in increasing governmental and societal attention to environmental, social, and governance ("ESG") matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, and could expand the nature, scope, and complexity of matters on which we are required to control, assess, and report. These and other rapidly changing laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for us, including for our compliance and ethics programs, the environment in which we do business and by increasing our ongoing costs of compliance, which could adversely impact our results of operations and cash flows.

These laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Employee Related Risks

Our business depends on favorable relations with our employees. Any deterioration of these relations, including those with our union-represented employees, issues with our collective bargaining agreements, labor shortages or increases in labor costs could disrupt our ability to serve our customers, lead to higher labor costs or the payment of withdrawal liability in connection with multiemployer plans, adversely affecting our business, financial condition and results of operations.

As of October 31, 2022, approximately 10% of our employees in the United States (but none of our employees in the United Kingdom) were represented by unions or covered by collective bargaining agreements. The states in which our employees are represented by unions or covered by collective bargaining agreements are California, Washington and Oregon. There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement. Any significant deterioration in employee relations, shortages of labor or increases in labor costs at any of our locations could have a material adverse effect on our business, financial condition or results of operations. A slowdown or work stoppage that lasts for a significant period of time could cause lost revenues and increased costs and could adversely affect our ability to meet our customers' needs.

Furthermore, our labor costs could increase as a result of the settlement of actual or threatened labor disputes. In addition, our collective bargaining agreement with our union in California was renewed as of July 1, 2022 and is effective through June 30, 2025. It will continue on a year-to-year basis after unless parties provide advance written notice to change, amend, modify, or terminate the Agreement. No such notices have been given or received. Our collective bargaining agreement with our union in Oregon expires in 2024. Our collective bargaining agreement with our union in Washington expires in 2037. We cannot assure you that renegotiation of these agreements will be successful or will not result in adverse economic terms or work stoppages or slowdowns.

Under our collective bargaining agreements, we are, and have previously been, obligated to contribute to several multiemployer pension plans on behalf of our unionized employees. A multiemployer pension plan is a defined benefit pension plan that provides pension benefits to the union-represented workers of various generally unrelated companies. Under the Employment Retirement Income Security Act of 1974 ("ERISA"), an employer that has an obligation to contribute to an underfunded multiemployer plan, as well as any other entities that are treated as a single employer with such employer under applicable tax and ERISA rules, may become jointly and severally liable, generally upon complete or partial withdrawal from a multiemployer plan, for its proportionate share of the plan's unfunded benefit obligations. These liabilities are known as "withdrawal liabilities." Certain of the multiemployer plans to which we are obligated to contribute have been significantly underfunded in the past. If any of the multiemployer plans were to become significantly underfunded again, and go into an "endangered status," the trustees of the plan would be required to adopt and maintain a rehabilitation plan and we may be required to pay a surcharge on top of our regular contributions to the plan.

We currently have no intention of withdrawing, in either a complete or partial withdrawal, from any of the multiemployer plans to which we currently contribute, and we have not been assessed any withdrawal liability in the past when we have ceased participating in certain multiemployer plans to which we previously contributed. In addition, we believe that the "construction industry" multiemployer plan exception may apply if we did withdraw from any of our current multiemployer plans. The "construction industry" exception generally delays the imposition of withdrawal liability in connection with an employer's withdrawal from a "construction industry" multiemployer plan unless and until (among other things) that employer continues or resumes covered operations in the relevant geographic market without continuing or resuming (as applicable) contributions to the multiemployer plan. If this exception applies, withdrawal liability may be delayed or even inapplicable if we cease participation in any multiemployer plan(s). However, there can be no assurance that we will not withdraw from one or more multiemployer plans in the future, that the "construction industry exception" would apply if we did withdraw, or that we will not incur withdrawal liability if we do withdraw. Accordingly, we may be required to pay material amounts of withdrawal liability if one or more of those plans is underfunded at the time of withdrawal and withdrawal liability applies in connection with our withdrawal. In addition, we may incur material liabilities if any multiemployer plan(s) in which we participate requires us to increase our contribution levels to alleviate existing underfunding and/or becomes insolvent, terminates or liquidates.

Labor relations matters at construction sites where we provide services may result in increases in our operating costs, disruptions in our business and decreases in our earnings.

Labor relations matters at construction sites where we provide services may result in work stoppages, which would in turn affect our ability to provide services at such locations. If any such work stoppages were to occur at work sites where we provide services, we could experience a significant disruption of our operations, which could materially and adversely affect our business, financial condition, results of operations, liquidity, and cash flows. Also, labor relations matters affecting our suppliers could adversely impact our business from time to time.

Turnover of members of our management, staff and pump operators and our ability to attract and retain key personnel may affect our ability to efficiently manage our business and execute our strategy.

Our business depends on the quality of, and our ability to attract and retain, our senior management and staff, and competition in our industry and the business world for top management talent is generally significant. Although we believe we generally have competitive pay packages, we can provide no assurance that our efforts to attract and retain senior management staff will be successful. In addition, the loss of services of certain members of our senior management could adversely affect our business until suitable replacements can be found.

We depend upon the quality of our staff personnel, including sales and customer service personnel who routinely interact with and fulfill the needs of our customers, and on our ability to attract and retain and motivate skilled operators and fleet maintenance personnel and other associated personnel to operate our equipment in order to provide our concrete pumping services to our customers. There is significant competition for qualified personnel in a number of our markets where we face competition from the oil and gas industry for qualified drivers and operators. There is a limited number of persons with the requisite skills to serve in these positions, and such positions require a significant investment by us in initial training of operators of our equipment. We cannot provide assurance that we will be able to locate, employ, or retain such qualified personnel on terms acceptable to us or at all. Our costs of operations and selling, general and administrative expenses have increased in certain markets and may increase in the future if we are required to increase wages and salaries to attract qualified personnel, and there is no assurance that we can increase our prices to offset any such cost increases. There is also no assurance that we can effectively limit staff turnover as competitors or other employers seek to hire our personnel. A significant increase in such turnover could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to our Indebtedness

Our financing agreements could limit our financial and operating flexibility.

Our credit facilities impose, and any future financing agreements could impose, operating and financial restrictions on our activities, including restricting our ability to incur additional indebtedness, pay dividends or make other payments, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates and consolidate, merge or sell assets. These covenants could limit the ability of the respective restricted entities to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of their assets and opportunities fully because of the need to dedicate a portion of cash flow from operations to payments on debt. In addition, such covenants limit the flexibility of the respective restricted entities in planning for, or reacting to, changes in the industries in which they operate.

We have a significant amount of indebtedness, which could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness.

As of October 31, 2022, we had $427.1 million of indebtedness outstanding, consisting of (1) $375.0 million for our fixed 6.000% senior secured second lien notes due 2026 (the "Senior Notes") and (2) $52.1 million outstanding under our ABL credit agreement (the "ABL Facility"), in addition to $103.7 million of availability under our ABL Facility. USD borrowings under our ABL Facility bear interest at (1) a base rate or (2) the SOFR rate plus an applicable margin currently set at 1.0000% for base rate loans or 2.0000% for SOFR loans. GBP borrowings under our ABL Facility bear interest at the SONIA rate plus an applicable margin currently set at 2.0326%.

Our substantial level of indebtedness increases the possibility that we may not generate enough cash flow from operations to pay, when due, the principal of, interest on or other amounts due in respect of, these obligations. Other risks relating to our long-term indebtedness include:

- increased vulnerability to general adverse economic and industry conditions;
- we have recently experienced higher interest expense on our ABL Facility due to interest rate increases and we could experience higher interest expense on our ABL Facility if interest rates increase any further and our hedging strategies do not effectively mitigate the effects of these increases;
- need to divert a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes;
- limited ability to obtain additional financing, on terms we find acceptable, if needed, for working capital, capital expenditures, acquisitions and other investments, which may adversely affect our ability to implement our business strategy;
- limited flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate or to take advantage of market opportunities; and
- a competitive disadvantage compared to our competitors that have less debt.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of our Senior Notes and ABL Facility allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. In addition, our inability to maintain certain leverage ratios could result in acceleration of a portion of our debt obligations and could cause us to be in default if we are unable to repay the accelerated obligations.

Our business could be hurt if we are unable to obtain capital as required, resulting in a decrease in our revenue and cash flows.

We require capital for, among other purposes, purchasing equipment to replace existing equipment that has reached the end of its useful life and for growth resulting from expansion into new markets, completing acquisitions and refinancing existing debt. If the cash that we generate from our business, together with cash that we may borrow under our credit facilities, is not sufficient to fund our capital requirements, we will require additional debt or equity financing. If such additional financing is not available to fund our capital requirements, we could suffer a decrease in our revenue and cash flows that would have a material adverse effect on our business. Furthermore, our ability to incur additional debt is and will be contingent upon, among other things, the covenants contained in our credit facilities. In addition, our credit facilities place restrictions on our and our restricted subsidiaries' ability to pay dividends and make other restricted payments (subject to certain exceptions). We cannot be certain that any additional financing that we require will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, our business could be materially adversely affected.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations, including our credit facilities, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Risks Related to our Securities

There can be no assurance that we will be able to comply with Nasdaq's continued listing standards.

We are subject to the continued listing requirements of Nasdaq. If we became unable to meet such requirements, we and our shareholders could face significant material adverse consequences including:

● the delisting of our shares from Nasdaq and a limited availability of market quotations for our shares;
● a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock; and
● a decreased ability to issue additional shares or obtain additional financing in the future.

Shares of our common stock have been thinly traded in the past.

Although a trading market for our common stock exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will develop or, if developed, be sustained in the future. As a result of the thin trading market or "float" for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his or her investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our shares of common stock become delisted from Nasdaq for any reason, and are quoted on the OTC Markets, the liquidity and price of our shares may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your shares unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our industry, or if they change their recommendations regarding our common stock adversely, then the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our industry, or our competitors. If any of the analysts who may cover the Company change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our peers, the price of our common stock would likely decline. If any analyst who covers the Company were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

The sale of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of October 31, 2022, CFLL Holdings, LLC owns 15,477,138 shares, or 28% of outstanding shares of common stock and BBCP Investors, LLC owns 11,005,275 shares, or 20% of our outstanding shares of our common stock. These shares are registered for resale and are not subject to any contractual restrictions on transfer. The sale of some or all of these shares by these investors could put downward pressure on the market price of our common stock.

In addition, the shares of our common stock reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions in various vesting agreements and Rule 144, as applicable. Following an amendment to our 2018 Omnibus Incentive Plan on October 29, 2020, a total of 4.8 million shares of common stock were reserved for issuance under our 2018 Omnibus Incentive Plan, of which 0.3 million shares of common stock remain available for future issuance as of October 31, 2022.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality, adverse weather and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- labor availability and costs for hourly and management personnel;
- profitability of our products, especially in new markets and due to seasonal fluctuations;
- seasonal weather patterns in the construction industry on which we rely, with activity tending to be lowest in the winter and spring;
- changes in interest rates;
- impairment of long-lived assets;
- macroeconomic conditions, both nationally and locally;
- negative publicity relating to products we serve;
- changes in consumer preferences and competitive conditions;
- expansion to new markets; and
- fluctuations in commodity prices.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then-outstanding warrants. As a result, the exercise price of our warrants could be increased, the exercise period could be shortened and the number of shares of common stock purchasable upon exercise of a warrant could be decreased without a warrant holder's approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 65% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a warrant or automatically at our option.

Our warrants are exercisable for common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of October 31, 2022, there were 13,017,677 public warrants and no private placement warrants outstanding, respectively. The public warrants have an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

We are a holding company with no business operations of our own and we depend on cash flow from our wholly owned subsidiaries to meet our obligations.

We are a holding company with no business operations of its own or material assets other than the stock of our subsidiaries, all of which are wholly-owned. All of our operations are conducted by our subsidiaries and as a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements. The terms of any credit facility may restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If our subsidiaries are unable to pay dividends or make other payments to us when needed, we will be unable to satisfy our obligations.

Anti-takeover provisions contained in the Company's Charter and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Charter of the Company contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- a staggered board of directors providing for three classes of directors, which limits the ability of a stockholder or group to gain control of our Board;
- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
- advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

The Charter of the Company designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or our stockholders, (iii) any action asserting a claim against the Company, our directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or the Bylaws, or (iv) any action asserting a claim against the Company, our directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the Securities Act or for which the Court of Chancery does not have subject matter jurisdiction including, without limitation, any claim arising under the Exchange Act, as to which the federal district court for the District of Delaware shall be the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of the Charter described in the preceding paragraph. However, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and such persons. Alternatively, a court may determine that the choice of forum provision is unenforceable. If a court were to find these provisions of the Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments.

      None.

Item 2. Properties

      Our corporate office is located at 500 E. 84th Avenue, Suite A-5, Thornton, CO 80229, where we lease approximately 13,415 square feet of office space in the building. We operate from a base of approximately 100 locations in 20 states in the U.S. and 30 locations in the U.K. as of October 31, 2022. We own 16 of our locations in the U.S. We lease all remaining U.S locations and all of our locations in the U.K. Certain facilities are shared between Brundage-Bone and Eco-Pan and certain locations operate without a formal lease. We believe that our properties are suitable for our current operating needs.

Item 3. Legal Proceedings

      From time to time, we have been and may again become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation that we believe to be material and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating result, financial condition or cash flows.

Item 4. Mine Safety Disclosures

      Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently listed on Nasdaq under the symbol "BBCP" and our public warrants are quoted on the OTC Pink marketplace operated by OTC Markets Group, Inc. under the symbol "BBCPW." As of January 30, 2023, there were 129 holders of record of shares of our common stock and 1 holder of record of our public warrants. A substantially greater number of holders of common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions. As a result, we are unable to estimate the total number of stockholders represented by the record holders of our common stock.

Dividend Policy

The Company has not paid any cash dividends on its common stock to date. It is the present intention of the Company to retain any earnings for investment in its business operations or share repurchase activity (see below) and, accordingly, the Company does not currently anticipate the Board declaring any dividends.

Issuer Purchases of Equity Securities

The table below sets forth information regarding repurchases by the Company of its common stock during the periods indicated.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased under the Plans or Programs[2,3]
August 1, 2022-August 30, 2022	64,736	$ 6.92	-	$ 9,617,189
September 1, 2022- September 30, 2022	74,424	6.79	74,424	9,112,187
October 1, 2022 - October 31, 2022	277,792	6.48	277,792	7,311,544
Total	416,952	$ 6.60	352,216	$ 7,311,544

(1) During the fourth quarter of 2022, we repurchased an aggregate of 416,952 shares of our common stock for a total of $2.8 million at an average price of $ 6.60 per share, pursuant to the following:

- *In June 2022, our board of directors approved a share repurchase program, which was announced on June 7, 2022, authorizing us to repurchase up to $10.0 million of our common stock from time to time through June 15, 2023. During fiscal 2022, we repurchased 415,066 common shares for $2.7 million under the June 2022 authorization, for an average price of $6.48 per share. At October 31, 2022, we had approximately $7.3 million remaining under the June 2022 authorization.*

- *In addition, the Company acquired 64,736 shares for a total cost of approximately $0.4 million during the three months ended October 31, 2022 that were not part of the publicly announced share repurchase authorizations. These shares consisted of shares retained to cover payroll withholding taxes in connection with the vesting of restricted stock awards.*

(2) Includes commission cost.

(3) Dollar value of shares that may yet be purchased under the repurchase program is as of the end of the period.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding the Company's expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from the Company's expectations. The Company's actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in "Cautionary Statement Concerning Forward-Looking Statements and Risk Factors Summary" and in Item 1A "Risk Factors" of this Annual Report on Form 10-K. The Company assumes no obligation to update any of these forward-looking statements

Business Overview

The Company is a Delaware corporation headquartered in Denver, Colorado. The audited consolidated financial statements included herein include the accounts of Concrete Pumping Holdings, Inc. and its wholly owned subsidiaries including Brundage-Bone Concrete Pumping, Inc. ("Brundage-Bone"), Capital Pumping, LP ("Capital"), and Camfaud Group Limited ("Camfaud"), and Eco-Pan, Inc. ("Eco-Pan").

As part of the Company's business growth strategy and capital allocation policy, strategic acquisitions are considered opportunities to enhance our value proposition through differentiation and competitiveness. Depending on the deal size and characteristics of the M&A opportunities available, we expect to allocate capital for opportunistic M&A utilizing cash on the balance sheet and the revolving line of credit. In recent years and as further described below, we have successfully executed on this strategy, including (1) our September 2021 acquisition of Hi-Tech Concrete Pumping Services ("Hi-Tech") for the purchase consideration of $12.3 million, which added complementary assets in our Texas market, (2) our November 2021 acquisition of Pioneer Concrete Pumping Service, Inc. ("Pioneer") for the purchase consideration of $20.2 million, which provided us with complementary assets and operations in both Georgia and Texas and (3) our acquisition of Coastal Carolina Concrete Pumping, Inc. ("Coastal") in August 2022 for the purchase consideration of $30.8 million, which expanded our operations in the Carolinas and Florida.

U.S. Concrete Pumping

All branches operating within our U.S Concrete Pumping segment are concrete pumping service providers in the United States ("U.S."). Their core business is the provision of concrete pumping services to general contractors and concrete finishing companies in the commercial, infrastructure and residential sectors. Equipment generally returns to a "home base" nightly and these branches do not contract to purchase, mix, or deliver concrete. This segment collectively has approximately 100 branch locations across 20 states with their corporate headquarters in Denver, Colorado.

In recent years, U.S. Concrete Pumping has grown through the acquisitions of Coastal in August 2022, Pioneer in November 2021 and Hi-Tech in September 2021, as described above, and the Company completed its greenfield expansion into Las Vegas during fiscal 2021 and Metro Washington DC in fiscal 2022.

U.S. Concrete Waste Management Services

Our U.S. Concrete Waste Management Services segment consists of our U.S. based Eco-Pan business. Eco-Pan provides industrial cleanup and containment services, primarily to customers in the construction industry. Eco-Pan uses containment pans specifically designed to hold waste products from concrete and other industrial cleanup operations. Eco-Pan has 18 operating locations across the U.S. with its corporate headquarters in Denver, Colorado.

U.K. Operations

Our U.K. Operations segment consists of our Camfaud, Premier and U.K. based Eco-Pan businesses. Camfaud is a concrete pumping service provider in the U.K. Their core business is primarily the provision of concrete pumping services to general contractors and concrete finishing companies in the commercial, infrastructure and residential sectors. Equipment generally returns to a "home base" nightly and does not contract to purchase, mix, or deliver concrete. Camfaud has approximately 30 branch locations throughout the U.K., with its corporate headquarters in Epping (near London), England. In addition, we have concrete waste management operations under our Eco-Pan brand name in the U.K. and currently operate from a shared Camfaud location.

Corporate

Our Corporate segment is primarily related to the intercompany leasing of real estate to certain of our U.S Concrete Pumping branches.

Impacts of Macroeconomic Factors and COVID-19 Recovery

Global economic challenges including the impact of the COVID-19 pandemic and the war in Ukraine have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the war in Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world. While the Company has increased the rates per hour we charge for our services when possible to make up for our increased costs, rising fuel prices had a material impact on our results of operations for the twelve months ended October 31, 2022. The impact from fuel price increases has reduced our gross profit by approximately $10.1 million and our gross margin by approximately 2.5% since October 31, 2021. In regard to the impacts from COVID-19, the Company's revenue volumes during fiscal 2022 have largely recovered in most of our markets; however, the lingering impact from COVID-19 remains an issue and has contributed to a tight labor market that has impacted our operations in certain markets. We will continue to monitor and adapt our strategic approach as these issues persist.

Looking into our next fiscal year 2023, we believe that residential end market volumes may fluctuate depending on the geographical region as a result of the macroeconomic factors, while commercial and infrastructure end markets may continue to have strong demand. With respect to our financial condition, impairments may be recorded as a result of such adverse challenges. As previously reported during fiscal 2020, the Company reported goodwill and intangible impairment charges as a result of the COVID-19 pandemic, but no impairments were identified through October 31, 2022. The Company will continue to evaluate its goodwill and intangible assets in future quarters.

Restatement and Revision of Prior Period Financial Statements

The Company restated its unaudited consolidated financial statements for the three and nine months ended July 31, 2022 to correct the understatement of accrued payroll which resulted in a decrease in income (loss) before income taxes of $2.0 million for the three and nine months ended July 31, 2022, as described in the Explanatory Note to our Quarterly Report on Form 10-Q/A for the period ended July 31, 2022, filed with the SEC on December 13, 2022. The consolidated financial statements for the year ended October 31, 2022 included in this Annual Report on Form 10-K reflect the impacts of such revisions.

Notes Offering and Upsize of Asset-Based Lending Credit Agreement

In January 2021, Brundage-Bone, closed its private offering of $375.0 million in aggregate principal amount of senior secured second lien notes due 2026 (the "Senior Notes"). The Senior Notes were issued at par and bear interest at a fixed rate of 6.000% per annum. In addition, we amended and restated our existing ABL credit agreement (the "ABL Facility") to provide up to $125.0 million (previously $60.0 million) of commitments. The offering proceeds from our Senior Notes, along with approximately $15.0 million of borrowings under the ABL Facility, were used to repay all outstanding indebtedness under our then-existing Term Loan Agreement (as defined below), dated December 6, 2018, and pay related fees and expenses.

In July 2022, the ABL Facility was further amended to, among other changes, increase the maximum revolver borrowings available to be drawn thereunder from $125.0 million to $160.0 million and increase the letter of credit sublimit from $7.5 million to $10.5 million. The $35.0 million in incremental commitments was provided by JPMorgan Chase Bank, N.A.

Results of Operations

(dollars in thousands)	Year Ended October 31,	
	2022	**2021**
Revenue	$ 401,292	$ 315,808
Cost of operations	237,682	178,081
Gross profit	163,610	137,727
Gross margin	40.8%	43.6%
General and administrative expenses	113,181	99,369
Transaction costs	318	312
Income from operations	50,111	38,046
Other income (expense):		
Interest expense, net	(25,891)	(25,190)
Loss on extinguishment of debt	-	(15,510)
Change in fair value of warrant liabilities	9,894	(9,894)
Other income, net	88	117
Total other expense	(15,909)	(50,477)
Income (loss) before income taxes	34,202	(12,431)
Income tax expense	5,526	2,642
Net income (loss)	28,676	(15,073)
Less accretion of liquidation preference on preferred stock	(1,750)	(1,750)
Income (loss) available to common shareholders	$ 26,926	$ (16,823)

Twelve Months Ended October 31, 2022 and October 31, 2021

For the twelve-months ended October 31, 2022, our net income was $28.7 million, compared to a net loss of $15.1 million in the same period a year ago. The primary drivers impacting comparability between the two periods were (1) a $25.9 million improvement in gross profit, driven by an $85.5 million increase in revenue that was partially offset by a 280 basis point decline in gross margin, (2) $13.8 million additional expense in general and administrative ("G&A") expenses, (3) a $15.5 million loss on extinguishment of debt recorded in fiscal 2021 (with no related charge in fiscal 2022), (4) a $9.9 million loss from the revaluation of warrant liabilities during fiscal 2021 compared to a $9.9 million revaluation gain in fiscal 2022, driving a net $19.8 million improvement year-over-year, and (5) $2.9 million in higher income tax expense in fiscal 2021 when compared to fiscal 2022.

Total Assets

(in thousands)		October 31, 2022		October 31, 2021
Total Assets				
U.S. Concrete Pumping	$	693,048	$	591,820
U.K. Operations		103,255		109,631
U.S. Concrete Waste Management Services		157,370		145,199
Corporate		27,834		26,648
Intersegment		(94,018)		(80,633)
	$	887,489	$	792,665

Total assets increased from $792.7 million as of October 31, 2021 to $887.5 million as of October 31, 2022. The increase was primarily attributable to growth in our U.S Concrete Pumping segment where we have grown organically through capital expenditures while also completing asset acquisitions / business combinations during the first and fourth quarters of fiscal 2022.

Revenue

| (in thousands) | | Year Ended October 31, | | | Change | |
		2022		2021	$	%
Revenue						
U.S. Concrete Pumping	$	296,506	$	229,475 $	67,031	29.2%
U.K. Operations		54,926		48,098	6,828	14.2%
U.S. Concrete Waste Management Services		50,191		38,591	11,600	30.1%
Corporate		2,500		2,500	-	0.0%
Intersegment		(2,831)		(2,856)	25	-0.9%
Total revenue	$	401,292	$	315,808 $	85,484	27.1%

U.S. Concrete Pumping

Revenue for our U.S. Concrete Pumping segment increased by 29.2%, or $67.0 million, from $229.5 million in the twelve-months ended October 31, 2021 to $296.5 million for fiscal 2022. Revenue attributable to our acquisitions of Hi-Tech (full year in fiscal 2022 vs partial year in fiscal 2021), Pioneer and Coastal, was $32.7 million for fiscal 2022. The remaining improvement in revenue was attributable to robust organic improvements in most of our other markets as a result of higher volumes and rate per hour increases.

U.K. Operations

Revenue for our U.K. Operations segment increased by 14.2%, or $6.8 million, from $48.1 million in the twelve-months ended October 31, 2021 to $54.9 million for fiscal 2022. Excluding the impact from foreign currency translation, revenue was up 24.7% year-over-year. The increase in revenue was primarily attributable to rate per job increases across the U.K. region, in addition to the continued recovery from COVID-19, which started in the fiscal 2021 first quarter.

U.S. Concrete Waste Management Services

Revenue for the U.S. Concrete Waste Management Services segment improved by 30.1%, or $11.6 million, from $38.6 million in the twelve-months ended October 31, 2021 to $50.2 million for fiscal 2022. The increase in revenue was primarily due to organic growth, pricing improvements and continued recovery from the impacts of the pandemic.

Corporate

There was no change in revenue for our Corporate segment for the periods presented. Any year-over-year changes for our Corporate segment were primarily related to the intercompany leasing of real estate to certain of our U.S Concrete Pumping branches. These revenues are eliminated in consolidation through the Intersegment line item.

Gross Margin

Our industry has experienced significant inflation in our input costs, particularly in labor and fuel in both the U.S. and the U.K. To help maintain profitability in the face of these challenges, we have increased pricing in line with the rise in our actual costs. However, given the speed of recent input cost increases, there has been a lag between the time of our selling price increases and any resulting revenue. In addition, there is a mathematical dilution effect in margin percentage as we only seek to pass on the actual cost increases to our customers. As a result of these factors, our gross margin for the twelve-months ended October 31, 2022 was 40.8% compared to 43.6% in the previous twelve-months ended October 31, 2021.

General and Administrative Expenses

G&A expenses for the twelve-months ended October 31, 2022 were $113.2 million, an increase of $13.8 million from $99.4 million in the twelve-months ended October 31, 2021. The increase in G&A expenses was primarily due to (1) higher health insurance and labor costs of approximately $11.1 million primarily due to additional personnel that joined the Company as a result of recent acquisitions, (2) higher other G&A-related expenses of $8.6 million, which primarily is from higher automotive, travel, office and rent expense due to recent acquisitions and (3) an additional $2.5 million related to fluctuations in the GBP. This was offset slightly by lower amortization of intangible assets expense of $4.6 million and lower stock-based compensation expense of $1.6 million. G&A expenses as a percent of revenue were 28.2% for fiscal 2022 compared to 31.5% for the same period a year ago.

Excluding amortization of intangible assets of $22.5 million, depreciation expense of $2.3 million and stock-based compensation expense of $5.0 million, G&A expenses were $83.4 million for the fiscal year 2022 (20.8% of revenue), up $19.8 million from $63.6 million for fiscal 2021 (20.1% of revenue). The increase in G&A expenses was primarily due to (1) higher health insurance and labor costs of approximately $11.1 million primarily due to additional personnel that joined the Company as a result of recent acquisitions, (2) higher other G&A-related expenses of $8.6 million, which primarily is from higher automotive, travel, office and rent expense due to recent acquisitions and (3) an additional $2.5 million related to fluctuations in the GBP.

Change in Fair Value of Warrant Liabilities

During the years ended October 31, 2022 and 2021 we recognized a $9.9 million gain and a $9.9 million expense, respectively, on the fair value remeasurement of our liability-classified warrants. The decrease seen in the fair value remeasurement of the public warrants from October 31, 2021 to October 31, 2022 is due to a decline in the Company's share price year-over-year.

Transaction Costs & Debt Extinguishment Costs

Transaction costs include expenses for legal, accounting, and other professionals that were engaged in connection with an acquisition. Transaction costs in each of the twelve months ended October 31, 2022 and 2021 were $0.3 million.

On January 28, 2021, we (1) closed on our private offering of $375.0 million in aggregate principal amount of senior secured second lien notes due 2026, (2) amended and restated our existing ABL Facility to provide up to $125.0 million (previously $60.0 million) of commitments and (3) repaid all outstanding indebtedness under our then-existing term loan agreement, dated December 6, 2018. The $15.5 million in debt extinguishment costs incurred relate to the write-off of all unamortized deferred debt issuance costs that were related to the fully paid term loan.

Interest Expense, Net

Interest expense, net for the year ended October 31, 2022 was $25.9 million, up $0.7 million from the same period from a year ago.

Income Tax (Benefit) Provision

For the twelve-months ended October 31, 2022, the Company recorded an income tax expense of $5.5 million on a pretax income of $34.2 million. Our income tax provision was mostly impacted by the following factors during fiscal 2022:

(1) of the $9.9 million of income that was recorded related to the revaluation of warrant liabilities, no amount was deductible for tax purposes; and
(2) a $0.8 million deferred tax benefit from undistributed foreign earnings.

For the twelve-months ended October 31, 2021, the Company recorded an income tax benefit of $2.6 million on a pretax loss of $12.4 million. Our income tax provision was mostly impacted by the following factors during fiscal 2021:

(1) of the $9.9 million expense that was recorded related to the revaluation of warrant liabilities, no amount was deductible for tax purposes; and
(2) As a result of an increase in the corporation tax rate in the U.K. from 19% to 25% that goes into effect on April 1, 2023, the Company adjusted the value of its net deferred tax liability, resulting in an increase to income tax expense of $2.1 million.

Adjusted EBITDA[1] and Net Income (Loss)

| | Net Income (Loss) | | Adjusted EBITDA | | | |
| | Year Ended October 31, | | Year Ended October 31, | | Change | |
(in thousands)	2022	2021	2022	2021	$	%
U.S. Concrete Pumping	$ 6,541	$ (10,959)	$ 77,523	$ 68,091	$ 9,432	13.9%
U.K. Operations	2,080	(1,028)	15,717	15,339	378	2.5%
U.S. Concrete Waste						
Management Services	8,898	5,500	22,838	18,411	4,427	24.0%
Corporate	11,157	(8,586)	2,499	2,501	(2)	-0.1%
Total	$ 28,676	$ (15,073)	$ 118,577	$ 104,342	$ 14,235	13.6%

[1] *Please see "Non-GAAP Measures (EBITDA and Adjusted EBITDA)" below for reconciliation of Net Income (Loss) to EBITDA to Adjusted EBITDA.*

U.S. Concrete Pumping

Net income for our U.S. Concrete Pumping segment was $6.5 million for the twelve-months ended October 31, 2022, up from a net loss of $11.0 million for the twelve-months ended October 31, 2021. Adjusted EBITDA for our U.S. Concrete Pumping segment was $77.5 million for the twelve-months ended October 31, 2022, up 13.9% from $68.1 million for the twelve-months ended October 31, 2021. The year-over-year increase was primarily attributable to the year-over-year increase in revenue that was partially offset by higher costs due to inflation that drove a decline in our gross margins as discussed previously.

U.K. Operations

Net income for our U.K. Operations segment was $2.1 million for the twelve-months ended October 31, 2022, up from a net loss of $1.0 million for the twelve-months ended October 31, 2021. Adjusted EBITDA for our U.K. Operations segment was $15.7 million for the twelve-months ended October 31, 2022, up 2.5% from $15.3 million for the twelve-months ended October 31, 2021. The year-over-year increase was primarily attributable to the year-over-year improvement in revenue that was partially offset by inflationary pressures on gross margins.

U.S. Concrete Waste Management Services

Net income for our U.S. Concrete Waste Management Services segment was $8.9 million for the twelve-months ended October 31, 2022, up from net income of $5.5 million for the twelve-months ended October 31, 2021. Adjusted EBITDA for our U.S. Concrete Waste Management Services segment was $22.8 million for the twelve-months ended October 31, 2022, up 24.0% from $18.4 million for the twelve-months ended October 31, 2021. The increase was primarily attributable to the year-over-year change in revenue that was partially offset by inflationary pressures on gross margins.

Corporate

There was no change in Adjusted EBITDA for our Corporate segment for the periods presented.

Liquidity and Capital Resources

Overview

Our capital structure is primarily a combination of (1) permanent financing, represented by stockholders' equity; (2) zero-dividend convertible perpetual preferred stock; (3) long-term financing represented by our Senior Notes and (4) short-term financing under our ABL Facility. Our primary sources of liquidity are cash generated from operations, available cash and cash equivalents and access to our revolving credit facility under our ABL Facility, which provides for aggregate borrowings of up to $160.0 million, subject to a borrowing base limitation. We use our liquidity and capital resources to: (1) finance working capital requirements; (2) service our indebtedness; (3) purchase property, plant and equipment; and (4) finance strategic acquisitions, such as the acquisition of Capital, Pioneer, Coastal and others. As of October 31, 2022, we had $7.5 million of cash and cash equivalents and $103.7 million of available borrowing capacity under the ABL Facility, providing total available liquidity of $111.2 million.

We may from time to time seek to retire or pay down borrowings on the outstanding balance of our ABL Facility or Senior Notes using cash on hand. Such repayments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

We believe our existing cash and cash equivalent balances, cash flow from operations, and borrowing capacity under our ABL Facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, potential acquisitions and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity could result in dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

Material Cash Requirements

Our principal sources of liquidity have been from cash provided by operating activities, proceeds from the issuance of debt, and borrowings available under the ABL Facility. Our principal uses of cash historically have been to fund operating activities and working capital, purchases of property and equipment, strategic acquisitions, fund payments due under facility operating and finance leases, share repurchases and to meet debt service requirements.

The amount of our future capital expenditures will depend on a number of factors including general economic conditions and growth prospects. In response to changing economic conditions, we believe we have the flexibility to modify our capital expenditures by adjusting them (either up or down) to match our actual performance. Our capital expenditures for the years ended October 31, 2022 and 2021 were approximately $101.9 million and $62.8 million, respectively.

To service our debt, we require a significant amount of cash. Our ability to pay interest and principal on our indebtedness will depend upon our future operating performance and the availability of borrowings under the ABL Facility and/or other debt and equity financing alternatives available to us, which will be affected by prevailing economic conditions and conditions in the global credit and capital markets, as well as financial, business and other factors, some of which are beyond our control. Based on our current level of operations and given the current state of the capital markets, we believe our cash flow from operations, available cash and available borrowings under the ABL Facility will be adequate to service our debt and meet our future liquidity needs for the foreseeable future. See "Senior Notes and ABL Facility" discussion below for more information.

Future Contractual Obligations

Our contractual obligations and commercial commitments principally include obligations associated with our outstanding indebtedness, interest payments, lease agreements and capital expenditures. We have no off-balance sheet arrangements. Our estimated future obligations as of October 31, 2022 include both current and long term obligations. We have a long-term obligation of $375.0 million related to our Senior Notes due January 2026 (excluding discount for deferred financing costs). Under our operating leases, we have short-term obligations for payments of $5.4 million and long-term obligations for payments of $25.8 million. We have current obligations related to finance leases of $0.1 million and a long-term obligation of $0.2 million. We have a current obligation for our ABL Facility of $52.1 million. Additionally, the Company was contractually committed for $17.0 million of capital expenditures for purchases of property and equipment and these are expected to be paid in the next twelve months.

Senior Notes and ABL Facility

On January 28, 2021, Brundage-Bone Concrete Pumping Holdings, Inc., a Delaware corporation (the "Issuer") and a wholly-owned subsidiary of the Company (i) completed a private offering of $375.0 million in aggregate principal amount of its 6.000% senior secured second lien notes due 2026 (the "Senior Notes") issued pursuant to an indenture, among the Issuer, the Company, the other Guarantors (as defined below), Deutsche Bank Trust Company Americas, as trustee and as collateral agent (the "Indenture") and (ii) entered into an amended and restated ABL Facility (as subsequently amended, the "ABL Facility") by and among the Company, certain subsidiaries of the Company, Wells Fargo Bank, National Association, as agent, sole lead arranger and sole bookrunner and the other Lenders party thereto, which provided up to $125.0 million of asset-based revolving loan commitments to the Company and the other borrowers under the ABL Facility. The proceeds from the Senior Notes, along with certain borrowings under the ABL Facility, were used to repay all outstanding indebtedness under the Company's existing term loan agreement (see discussion below), dated December 6, 2018, and pay related fees and expenses. Summarized terms of these facilities are included below.

On July 29, 2022, the ABL Facility was amended to, among other changes, increase the maximum revolver borrowings available to be drawn thereunder from $125.0 million to $160.0 million and increase the letter of credit sublimit from $7.5 million to $10.5 million. The $35.0 million in incremental commitments was provided by JPMorgan Chase Bank, N.A. The ABL Facility also provides for an uncommitted accordion feature under which the ABL Borrowers can, subject to specified conditions, increase the ABL Facility by up to an additional $75.0 million.

Senior Notes

Summarized terms of the Senior Notes are as follows:

- Provides for an original aggregate principal amount of $375.0 million;
- The Senior Notes will mature and be due and payable in full on February 1, 2026;
- The Senior Notes bear interest at a rate of 6.000% per annum, payable on February 1st and August 1st each year;
- The Senior Notes are jointly and severally guaranteed on a senior secured basis by the Company, Concrete Pumping Intermediate Acquisition Corp. and each of the Issuer's domestic, wholly-owned subsidiaries that is a borrower or a guarantor under the ABL Facility (collectively, the "Guarantors"). The Senior Notes and the guarantees are secured on a second-priority basis by all the assets of the Issuer and the Guarantors that secure the obligations under the ABL Facility, subject to certain exceptions. The Senior Notes and the guarantees will be the Issuer's and the Guarantors' senior secured obligations, will rank equally with all of the Issuer's and the Guarantors' existing and future senior indebtedness and will rank senior to all of the Issuer's and the Guarantors' existing and future subordinated indebtedness. The Senior Notes are structurally subordinated to all existing and future indebtedness and liabilities of the Company's subsidiaries that do not guarantee the Senior Notes;
- The Indenture includes certain covenants that limit, among other things, the Issuer's ability and the ability of its restricted subsidiaries to: incur additional indebtedness and issue certain preferred stock; make certain investments, distributions and other restricted payments; create or incur certain liens; merge, consolidate or transfer all or substantially all assets; enter into certain transactions with affiliates; and sell or otherwise dispose of certain assets.

The outstanding principal amount of Senior Notes as of October 31, 2022 was $375.0 million and as of that date, the Company was in compliance with all covenants under the Indenture.

ABL Facility

Summarized terms of the ABL Facility, as amended, are as follows:

- Borrowing availability in U.S. Dollars and GBP up to a maximum aggregate principal amount of $160.0 million and an uncommitted accordion feature under which the Company can increase the ABL Facility by up to an additional $75.0 million;
- Borrowing capacity available for standby letters of credit of up to $10.5 million and for swing loan borrowings of up to $10.5 million. Any issuance of letters of credit or making of a swing loan will reduce the amount available under the ABL Facility;
- All loans advanced will mature and be due and payable in full on January 28, 2026;
- Amounts borrowed may be repaid at any time, subject to the terms and conditions of the agreement;
- Through September 30, 2021, borrowings in GBP bore interest at an adjusted LIBOR rate plus an applicable margin of 1.25%. After September 30, 2021, borrowings in GBP bear interest at the SONIA rate plus an applicable margin currently set at 2.0326%. The applicable margins for SONIA are subject to a step down of 0.25% based on excess availability levels;
- Through June 29, 2022, borrowings in U.S. Dollars bore interest at either (1) an adjusted LIBOR rate plus an applicable margin of 2.25% or (2) a base rate plus an applicable margin of 1.25%. After June 29, 2022, borrowings in U.S. Dollars bear interest at (1) a base rate plus an applicable margin currently set at 1.0000% or (2) the SOFR rate plus an applicable margin currently set at 2.0000%. The applicable margins for U.S. Dollar loans are subject to a step down of 0.25% based on excess availability levels;
- U.S. ABL Facility obligations are secured by a first-priority perfected security interest in substantially all the assets of the Issuer, together with Brundage-Bone Concrete Pumping, Inc., Eco-Pan, Inc., Capital Pumping LP (collectively, the "US ABL Borrowers") and each of the Company's wholly-owned domestic subsidiaries (the "US ABL Guarantors"), subject to certain exceptions;
- U.K. ABL Facility obligations are secured by a first priority perfected security interest in substantially all assets of Camfaud Concrete Pumps Limited and Premier Concrete Pumping Limited, each of the Company's wholly-owned U.K. subsidiaries, and by each of the US ABL Borrowers and the US ABL Guarantors, subject to certain exceptions; and
- The ABL Facility also includes (i) a springing financial covenant (fixed charges coverage ratio) based on excess availability levels that the Company must comply with on a quarterly basis during required compliance periods and (ii) certain non-financial covenants.

The outstanding balance under the ABL Facility as of October 31, 2022 was $52.1 million and the Company was in compliance with all debt covenants thereunder.

Cash Flows

Cash generated from operating activities typically reflects net income, as adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation, and changes in our operating assets and liabilities. Generally, we believe our business requires a relatively low level of working capital investment due to low inventory requirements and timely customer payments due to daily billings for most of our services.

Net cash provided by operating activities generally reflects the cash effects of transactions and other events used in the determination of net income or loss. Net cash provided by operating activities during the twelve-months ended October 31, 2022 was $76.7 million. The Company had net income of $28.7 million that included deferred income tax expense of $5.2 million, a gain on sale of assets of $2.8 million and significant non-cash charges, net totaling $60.4 million as follows: (1) depreciation expense of $34.9 million, (2) amortization of intangible assets of $22.5 million, (3) stock-based compensation expense of $5.0 million, (4) operating lease expense of $3.9 million, (5) foreign currency adjustments of $2.1 million, (6) amortization of deferred financing costs of $1.9 million and (7) a $9.9 million decrease in the fair value of warrant liabilities. In addition, we had cash inflows related to an increase of $8.9 million in accrued payroll, accrued expenses and other current liabilities. This change is primarily due to an increase in accrued insurance, the timing of accrued capital expenditures and other smaller items. These amounts were partially offset by outflows related to the following activity: (1) an increase of $15.3 million in trade receivables, primarily related to an increase in sales due to higher volumes and rate per hour increases, (2) a decrease of $3.7 million related to the change in operating lease liability due to implementation of ASC 842 and bifurcating out the operating lease payments, less the accreted interest, (3) a decrease of $3.0 million in accounts payable, primarily due to timing, (4) an increase of $0.9 million in inventory, (5) an increase of prepaid expenses and other current assets of $0.6 million, and (6) a decrease of $0.3 million in income taxes payable.

We used $124.1 million to fund investing activities during the twelve-months ended October 31, 2022. The Company used $101.9 million for the purchase of property, plant and equipment, $30.8 million to fund the acquisition of Coastal and $1.5 million for the purchase of intangible assets. These amounts were partially offset by $10.0 million in proceeds from the sale of property, plant and equipment.

Net cash provided by financing activities was $46.0 million for the twelve-months ended October 31, 2022. Financing activities during this period included $50.4 million in net proceeds under the Company's ABL Facility, and $4.1 million in purchase of treasury stock, which included $2.7 million purchased under the June 2022 share repurchase program and $1.4 million that were purchased directly from employee's when their stock awards vested in order to cover their tax liability.

Net cash provided by operating activities during the twelve-months ended October 31, 2021 was $75.8 million. The Company had a net loss of $15.1 million that included a decrease of $2.5 million in our net deferred income taxes, a gain on sale of assets of $1.2 million and significant non-cash charges, net totaling $90.2 million as follows: (1) depreciation of $28.8 million, (2) amortization of intangible assets of $27.1 million, (3) amortization of deferred financing costs of $2.3 million (4) loss on extinguishment of debt expense of $15.5 million, (5) stock-based compensation expense of $6.6 million, and (6) a $9.9 million increase in the fair value of warrant liabilities. In addition, we had cash inflows related to the following activity: (1) an increase of $4.0 million in accounts payable, primarily due to timing of payments, (2) an increase of $1.0 million in accrued payroll, accrued expenses and other current liabilities and (3) an increase of $0.5 million in income taxes payable. These amounts were partially offset by outflows related to the following activity: (1) an increase of $4.2 million in trade receivables, primarily due to the timing of billings, and (2) an increase of prepaid expenses and other current assets of $1.8 million.

We used $56.6 million to fund investing activities during the twelve-months ended October 31, 2021. The Company used $62.8 million for the purchase of property, plant and equipment and $0.8 million for the purchase of intangible assets. These amounts were partially offset by $7.0 million in proceeds from the sale of property, plant and equipment.

Net cash used in financing activities was $16.0 million for the twelve-months ended October 31, 2021. Financing activities during this period included $0.9 million in net payments under the Company's ABL Facility, $375.0 million in proceeds from the issuance of Senior Notes, $381.2 million in payments made to extinguish the Company's Term Loan Agreement and $8.5 million in the payment of debt issuance costs.

Non-GAAP Measures (EBITDA and Adjusted EBITDA)

We calculate EBITDA by taking GAAP net income and adding back interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is calculated by taking EBITDA and adding back transaction expenses, loss on debt extinguishment, stock-based compensation, other income, net, goodwill and intangibles impairment and other adjustments. We believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends related to our financial condition and results of operations, and as a tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial measures with competitors who also present similar non-GAAP financial measures. In addition, these measures (1) are used in quarterly and annual financial reports prepared for management and our board of directors and (2) help management to determine incentive compensation. EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for performance measures calculated under GAAP. These non-GAAP measures exclude certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently or may not calculate it at all, which limits the usefulness of EBITDA and Adjusted EBITDA as comparative measures. Transaction expenses represent expenses for legal, accounting, and other professionals that were engaged in the completion of various acquisitions. Transaction expenses can be volatile as they are primarily driven by the size of a specific acquisition. As such, we exclude these amounts from Adjusted EBITDA for comparability across periods. Other adjustments include reversal of intercompany allocations (in consolidation these net to zero), severance expenses, director fees, foreign currency gains or losses, expenses related to being a publicly-traded company and other non-recurring costs.

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
Consolidated		
Net income (loss)	$ 28,676	$ (15,073)
Interest expense, net	25,891	25,190
Income tax expense	5,526	2,642
Depreciation and amortization	57,462	55,906
EBITDA	117,555	68,665
Transaction expenses	318	312
Loss on debt extinguishment	-	15,510
Stock-based compensation	5,034	6,591
Change in fair value of warrant liabilities	(9,894)	9,894
Other income, net	(88)	(117)
Other adjustments[1]	5,652	3,487
Adjusted EBITDA	$ 118,577	$ 104,342

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
U.S. Concrete Pumping		
Net income (loss)	$ 6,541	$ (10,959)
Interest expense, net	22,968	22,031
Income tax expense (benefit)	2,465	(956)
Depreciation and amortization	40,304	37,381
EBITDA	72,278	47,497
Transaction expenses	318	312
Loss on debt extinguishment	-	15,510
Stock-based compensation	5,034	6,591
Other income, net	(49)	(42)
Other adjustments[1]	(58)	(1,777)
Adjusted EBITDA	$ 77,523	$ 68,091

[1] Other adjustments includes the adjustment for warrant liabilities revaluation, restructuring costs, director costs, public company expense, extraordinary expenses and gain/loss on currency transactions. Starting in the first quarter of fiscal 2023, we will modify the method in which adjusted EBITDA is calculated by no longer including an add-back for director costs (which were $2.0 million in 2022 and $2.4 million in 2021) or expenses related to being a publicly-traded company (which were $0.5 million in both 2022 and 2021).

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
U.K. Operations		
Net income (loss)	$ 2,080	$ (1,028)
Interest expense, net	2,923	3,159
Income tax expense (benefit)	(130)	1,759
Depreciation and amortization	7,709	8,238
EBITDA	12,582	12,128
Transaction expenses	-	-
Stock-based compensation	-	-
Other income, net	(15)	(53)
Other adjustments	3,150	3,264
Adjusted EBITDA	$ 15,717	$ 15,339

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
U.S. Concrete Waste Management Services		
Net income	$ 8,898	$ 5,500
Interest expense, net	-	-
Income tax expense	2,803	1,486
Depreciation and amortization	8,601	9,447
EBITDA	20,302	16,433
Transaction expenses	-	-
Stock-based compensation	-	-
Other income, net	(24)	(22)
Other adjustments	2,560	2,000
Adjusted EBITDA	$ 22,838	$ 18,411

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
Corporate		
Net income (loss)	$ 11,157	$ (8,586)
Interest expense, net	-	-
Income tax expense	388	353
Depreciation and amortization	848	840
EBITDA	12,393	(7,393)
Transaction expenses	-	-
Stock-based compensation	-	-
Change in fair value of warrant liabilities	(9,894)	9,894
Other income, net	-	-
Other adjustments	-	-
Adjusted EBITDA	$ 2,499	$ 2,501

Critical Accounting Policies and Estimates

In presenting our financial statements in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material impact to our consolidated and combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our business activities are in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Listed below are those estimates that we believe are critical and require the use of complex judgment in their application.

Goodwill and Intangible Assets

In accordance with Accounting Standards Codification ("ASC") Topic 350, Intangibles–Goodwill and Other ("ASC 350"), the Company evaluates goodwill for possible impairment annually, generally as of August 31st, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses a two-step process to assess the realizability of goodwill. The first step (generally referred to as a "step 0" analysis) is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. For example, the Company analyzes changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there are indicators of a significant decline in the fair value of a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required. If a qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will proceed to the quantitative second step (generally referred to as a "step 1" analysis) where the fair value of a reporting unit is calculated based on weighted income and market-based approaches. If the fair value of a reporting unit is lower than its carrying value, an impairment to goodwill is recorded, not to exceed the carrying amount of goodwill in the reporting unit.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. Estimating fair value of individual reporting units and indefinite-lived intangible assets requires us to make assumptions and estimates regarding our future plans, as well as industry and economic conditions including those relating to the duration and severity of COVID-19. These assumptions and estimates include projected revenue, cash flow margins, capital expenditures, trade name royalty rates, discount rate, tax amortization benefit and other market factors outside of our control. The Company elects to perform a qualitative assessment for the other quarterly reporting periods throughout the fiscal year.

When we perform any goodwill impairment test, the estimated fair value of our reporting units are determined using an income approach that utilizes a discounted cash flow ("DCF") model and a market approach that utilizes the guideline public company method ("GPC"), both of which are weighted for each reporting unit and are discussed below in further detail. In accordance with ASC Topic 820, Fair Value Measurement ("ASC 820"), we evaluated the methods for reasonableness and reliability and assigned weightings accordingly. A mathematical weighting is not prescribed by ASC 820, rather it requires judgement. As such, each of the valuation methods were weighted by accounting for the relative merits of each method and considered, among other things, the reliability of the valuation methods and the inputs used in the methods. In addition, in order to assess the reasonableness of the fair value of our reporting units as calculated under both approaches, we also compare the Company's total fair value to its market capitalization and calculate an implied control premium (the excess sum of the reporting unit's fair value over its market capitalization). We evaluate the implied control premium by comparing it to control premiums of recent comparable market transactions, as applicable.

Under the income approach, the DCF model is based on expected future after-tax operating cash flows of the reporting unit, discounted to a present value using a risk-adjusted discount rate. Estimates of future cash flows require management to make significant assumptions concerning (i) future operating performance, including future sales, long-term growth rates, operating margins, variations in the amount and timing of cash flows and the probability of achieving the estimated cash flows, (ii) the probability of regulatory approvals, and (iii) future economic conditions, including the extent and duration of the COVID-19 pandemic, all of which may differ from actual future cash flows. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The discount rate, which is intended to reflect the risks inherent in future cash flow projections, used in the DCF model, is based on estimates of the weighted average cost of capital ("WACC") of market participants relative to our reporting unit. Financial and credit market volatility can directly impact certain inputs and assumptions used to develop the WACC. Any changes in these assumptions may affect our fair value estimate and the result of an impairment test. The discount rates and other inputs and assumptions are consistent with those that a market participant would use.

The GPC method provides an estimate of value using multiples derived from the stock prices of publicly traded companies. This method requires a selection of comparable publicly-traded companies on major exchanges and involves a certain degree of judgment, as no two companies are entirely alike. These companies should be engaged in the same or a similar line of business as the reporting units be evaluated. Once comparable companies are selected, the application of the GPC method includes (i) analysis of the guideline public companies' financial and operating performance, growth, intangible asset's value, size, leverage, and risk relative to the respective reporting unit, (ii) calculation of valuation multiples for the selected guideline companies, and (iii) application of the valuation multiples to each reporting unit's selected operating metrics to arrive at an indication of value. Market multiples for the selected guideline public companies are developed by dividing the business enterprise value of each guideline public company by a measure of its financial performance (e.g., earnings). The business enterprise value is calculated taking the market value of equity (share price times fully-diluted shares outstanding) plus total interest bearing debt net of cash, preferred stock and minority interest. The market value of equity is based upon the stock price of equity as of the valuation date, and the debt figures are taken from the most recently available financial statements as of the valuation date. In selecting appropriate multiples to apply to each reporting unit, we perform a comparative analysis between the reporting units and the guideline public companies. In making a selection, we consider the revenue growth, profitability and the size of the reporting unit compared to the guideline public companies, and the overall EBITDA multiples implied from the transaction price. In addition, we consider a control premium for purposes of estimating the fair value of our reporting units as we believe that a market participant buyer would be required to pay a premium for control of our business. The control premium utilized is based on control premiums observed in recent comparable market transactions.

The Company elected to have a step one impairment analysis performed as of August 31, 2022 on the Company's U.S. Concrete Pumping, U.S. Concrete Waste Management Services, and U.K. Operations reporting units. Management's projections used to estimate the undiscounted cash flows included modest annual increases to revenue volumes and rates, cash flow margins that are consistent with recently achieved actual amounts, terminal growth rates of 3.0% and discount rates ranging from 10.0% to 11.3%.

As a result of the goodwill impairment analysis, the fair values of its U.S. Concrete Waste Management Services and U.K. Operations reporting units substantially exceeded their carrying values by 82% and 32%, respectively.

For the U.S. Concrete Pumping reporting unit, which had goodwill of $147.5 million, the fair value was approximately 7% greater than its carrying value. Changes in any of the significant assumptions used could materially affect the expected cash flows and such impacts could result in a potentially material non-cash impairment charge. The most sensitive assumption is the discount rate and a 50 basis point increase in the discount rate would not have resulted in any of the reporting units' carrying values exceeding their fair values.

Business combinations and asset acquisitions

The Company applies the principles provided in ASC 805, *Business Combinations* ("ASC 805"), to determine whether a transaction involves an asset or a business.

If it is determined an acquisition is a business combination, tangible and intangible assets acquired and liabilities assumed are recorded at fair value and goodwill is recognized to the extent the fair value of the consideration transferred exceeds the fair value of the net assets acquired. Transaction costs for business combinations are expensed as incurred in accordance with ASC 805.

If it is determined an acquisition is an asset acquisition, the purchase consideration (which will include certain transaction costs) is allocated first to indefinite lived intangible assets (if applicable) based on their fair values with the remaining balance of purchase consideration being allocated to the acquired assets and liabilities based on their relative fair values.

The application of acquisition accounting requires the Company to make fair value determinations as of the valuation date. In making these determinations, the Company is required to make estimates and assumptions that affect the recorded amounts, including, but not limited to, expected future cash flows, market comparable and discount rates, replacement costs of property and equipment and the amounts to be recovered in future periods from acquired deferred tax assets. To assist the Company in making these fair value determinations, the Company may engage third-party valuation specialists or internal specialists who generally assist the Company in the fair value determination of identifiable assets such as customer relationships, property and equipment and any other significant asset or liabilities. The Company's estimates in this area impact, among other items, the amount of depreciation and amortization and income tax expense or benefit that we report. The Company's estimates of fair value are based upon assumptions that the Company believes to be reasonable, but which are inherently uncertain.

Recently Issued Accounting Standards

For a detailed description of recently adopted and new accounting pronouncements refer to Note 3 to the Company's audited financial statements included elsewhere in this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined in Rule 12b-2 of the Exchange Act; therefore, pursuant to Item 305(e) of Regulation S-K, we are not required to provide the information required by this Item.

Item 8. Consolidated Financial Statements

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concrete Pumping Holdings, Inc.
Thornton, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Concrete Pumping Holdings, Inc. (the "Company") as of October 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated January 31, 2023 expressed an adverse opinion thereon.

Change in Accounting Principle

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company has changed its method of accounting for leases in fiscal 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Notes 1 and 8 to the consolidated financial statements, goodwill totaled $220.2 million as of October 31, 2022. The Company evaluates goodwill for possible impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the fair value of a reporting unit is lower than its carrying value, an impairment to goodwill is recorded, not to exceed the carrying amount of goodwill in the reporting unit. As a result of the goodwill impairment analysis, no impairment charge was recorded.

We identified the goodwill impairment assessment of a certain reporting unit as a critical audit matter. The valuation methodologies used to value the reporting unit included the discounted cash flow method (income approach) and the guideline public company method (market approach). The fair value estimate of the reporting unit is sensitive to significant assumptions, including projected revenue growth, discount rate and operating margin, all of which are affected by expectations about future market or economic conditions, industry, and company-specific factors. Auditing these elements involved complex auditor judgment due to the significant management judgments and estimates used in determining the fair value of goodwill for the reporting unit and the use of specialized skills to perform the necessary audit procedures.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the appropriateness of the methodologies and assumptions used by management in determining the fair value of the reporting unit, including:

  - With respect to the market approach, assessing the appropriateness of the approach and evaluating the reasonableness of the guideline companies selected for the reporting unit.

  - With respect to the income approach, assessing the appropriateness of the discounted cash flow methodology and evaluating the reasonableness of the assumptions by (i) evaluating the reasonableness of projected revenues and operating costs against recent performance and guideline public companies in the same industry, (ii) evaluating the general economic, industry and market conditions, (iii) testing the completeness, accuracy, and relevance of underlying data used in the models, and (iv) performing sensitivity analyses of the individual reporting unit's cash flow projections.

- Utilizing personnel with specialized knowledge and skills in business valuation to assist in assessing the appropriateness and relative weighting of the income and market approaches and evaluate the reasonableness of certain significant assumptions included in the fair value estimates.

Business Combinations and Asset Acquisitions - Fair Value of Acquired Equipment

As described in Notes 1 and 4 to the consolidated financial statements, the Company completed four acquisitions that were accounted for as asset acquisitions (one in the first quarter for $20.2 million and three in the second quarter for $11.4 million) and one acquisition that was accounted for as a business combination (in the fourth quarter for $30.8 million) in fiscal 2022. In connection with these acquisitions, the Company is required to estimate the fair value of assets acquired (and liabilities assumed, when applicable).

We identified the estimation of the fair value of concrete pumping equipment acquired in certain transactions as a critical audit matter because of significant estimates and assumptions the Company makes, and industry specialization needed to calculate its fair value for purposes of recording the acquisition. This required the use of personnel with specialized knowledge and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the significant underlying assumptions used in the fair value model, including physical deterioration of the assets and future operational obsolescence.

The primary procedures we performed to address this critical audit matter included:

- Testing the completeness and accuracy of the underlying data supporting the determination of the various inputs, and testing the clerical accuracy.

- Utilizing personnel with specialized knowledge and skills in valuation of capital assets to assess the reasonableness of the fair value of the acquired concrete pumping equipment by:

  - Comparing the significant assumptions to third-party industry market prices for concrete pumping equipment with similar characteristics.

  - Independently measuring the fair value of the concrete pumping equipment by performing a cost approach sensitivity analysis and/or market approach sensitivity analysis and comparing that to the fair value determined by the Company, which included estimating the fair value by (i) determining the current cost of new subject assets and deducting the loss in value caused by physical deterioration, functional obsolescence, and economic obsolescence and (ii) measuring the loss in value from all forms of valued depreciable assets, assuming appropriate adjustments are made for comparable market subjects in a market approach.

/s/ BDO USA, LLP
We have served as the Company's auditor since 2018.
Dallas, Texas
January 31, 2023

Concrete Pumping Holdings, Inc.
Consolidated Balance Sheets

(in thousands except per share amounts)	October 31, 2022	October 31, 2021
Current assets:		
Cash and cash equivalents	$ 7,482	$ 9,298
Trade receivables, net	62,882	49,034
Inventory, net	5,532	4,902
Income taxes receivable	485	275
Prepaid expenses and other current assets	5,175	4,110
Total current assets	81,556	67,619
Property, plant and equipment, net	419,377	337,771
Intangible assets, net	137,754	158,539
Goodwill	220,245	224,700
Right-of-use operating lease assets	24,833	-
Other non-current assets	2,026	2,168
Deferred financing costs	1,698	1,868
Total assets	$ 887,489	$ 792,665
Current liabilities:		
Revolving loan	$ 52,133	$ 990
Operating lease obligations, current portion	4,001	-
Finance lease obligations, current portion	109	103
Accounts payable	8,362	10,706
Accrued payroll and payroll expenses	13,341	12,226
Accrued expenses and other current liabilities	32,156	23,940
Income taxes payable	178	274
Total current liabilities	110,280	48,239
Long term debt, net of discount for deferred financing costs	370,476	369,084
Operating lease obligations, non-current	20,984	-
Finance lease obligations, non-current	169	278
Deferred income taxes	74,223	70,566
Warrant liability	7,030	16,923
Total liabilities	583,162	505,090
Commitments and contingencies (Note 14)		
Zero-dividend convertible perpetual preferred stock, $0.0001 par value, 2,450,980 shares issued and outstanding as of October 31, 2022 and October 31, 2021	25,000	25,000
Stockholders' equity		
Common stock, $0.0001 par value, 500,000,000 shares authorized, 56,226,191 and 56,564,642 issued and outstanding as of October 31, 2022 and October 31, 2021, respectively	6	6
Additional paid-in capital	379,395	374,272
Treasury stock	(4,609)	(461)
Accumulated other comprehensive income (loss)	(9,228)	3,671
Accumulated deficit	(86,237)	(114,913)
Total stockholders' equity	279,327	262,575
Total liabilities and stockholders' equity	$ 887,489	$ 792,665

See accompanying notes to consolidated financial statements.


Concrete Pumping Holdings, Inc.
Consolidated Statements of Operations


(in thousands, except share and per share amounts)	Year Ended October 31, 2022	Year Ended October 31, 2021
Revenue	$ 401,292	$ 315,808
Cost of operations	237,682	178,081
Gross profit	163,610	137,727
General and administrative expenses	113,181	99,369
Transaction costs	318	312
Income from operations	50,111	38,046
Other income (expense):		
Interest expense, net	(25,891)	(25,190)
Loss on extinguishment of debt	-	(15,510)
Change in fair value of warrant liabilities	9,894	(9,894)
Other income, net	88	117
Total other expense	(15,909)	(50,477)
Income (loss) before income taxes	34,202	(12,431)
Income tax expense	5,526	2,642
Net income (loss)	28,676	(15,073)
Less accretion of liquidation preference on preferred stock	(1,750)	(1,750)
Income (loss) available to common shareholders	$ 26,926	$ (16,823)
Weighted average common shares outstanding		
Basic	53,914,311	53,413,594
Diluted	54,851,308	53,413,594
Net income (loss) per common share		
Basic	$ 0.48	$ (0.31)
Diluted	$ 0.47	$ (0.31)


See accompanying notes to consolidated financial statements.


Concrete Pumping Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Net income (loss)	$ 28,676	$ (15,073)
Other comprehensive loss:		
Foreign currency translation adjustment	(12,899)	4,277
Total comprehensive income (loss)	$ 15,777	$ (10,796)

See accompanying notes to consolidated financial statements.

Concrete Pumping Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity
October 31, 2020 through October 31, 2022

(in thousands)	Common Stock Shares	Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total
Balance at October 31, 2020....	56,463,992	$ 6	$ 367,681	$ (131)	$ (606)	$ (99,840)	$ 267,110
Stock-based compensation expense................	-	-	6,591	-	-	-	6,591
Forfeiture of restricted stock	(22,564)	-	-	-			
Shares issued under stock-based program, net of treasury shares purchased for tax withholding	123,214	-	-	(330)	-	-	(330)
Treasury shares purchased under share repurchase program	-	-	-	-			
Net loss	-	-	-	-	-	(15,073)	(15,073)
Foreign currency translation adjustment...........	-	-	-	-	4,277	-	4,277
Balance at October 31, 2021....	56,564,642	$ 6	$ 374,272	$ (461)	$ 3,671	$ (114,913)	$ 262,575
Stock-based compensation expense................	-	-	5,034	-	-	-	5,034
Forfeiture of restricted stock	(84,082)	-	-	-	-	-	-
Shares issued under stock-based program, net of treasury shares purchased for tax withholding	160,697	-	89	(1,459)	-	-	(1,370)
Treasury shares purchased under share repurchase program	(415,066)	-	-	(2,689)	-	-	(2,689)
Net income..............	-	-	-	-	-	28,676	28,676
Foreign currency translation adjustment...........	-	-	-	-	(12,899)	-	(12,899)
Balance at October 31, 2022....	56,226,191	$ 6	$ 379,395	$ (4,609)	$ (9,228)	$ (86,237)	$ 279,327

See accompanying notes to consolidated financial statements.

Concrete Pumping Holdings, Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the Year Ended October 31,	
	2022	**2021**
Net income (loss)	$ 28,676	$ (15,073)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Non-cash operating lease expense	3,913	-
Right-of-use asset amortization for finance lease	22	-
Foreign currency adjustments	2,091	-
Depreciation	34,912	28,795
Deferred income taxes	5,205	2,547
Amortization of deferred financing costs	1,852	2,335
Amortization of intangible assets	22,528	27,111
Stock-based compensation expense	5,034	6,591
Change in fair value of warrant liabilities	(9,894)	9,894
Loss on extinguishment of debt	-	15,510
Net gain on the sale of property, plant and equipment	(2,759)	(1,178)
Net changes in operating assets and liabilities:		
Trade receivables, net	(15,310)	(4,172)
Inventory	(870)	(200)
Prepaid expenses and other assets	(550)	(1,771)
Operating lease liability	(3,728)	-
Income taxes payable, net	(324)	497
Accounts payable	(3,039)	3,972
Accrued payroll, accrued expenses and other liabilities	8,936	977
Net cash provided by operating activities	76,695	75,835
Cash flows from investing activities:		
Purchases of property, plant and equipment	(101,932)	(62,792)
Proceeds from sale of property, plant and equipment	10,023	6,977
Purchases of intangible assets	(1,450)	(750)
Acquisition of net assets - Coastal acquisition	(30,762)	-
Net cash used in investing activities	(124,121)	(56,565)
Cash flows from financing activities:		
Proceeds on long term debt	-	375,000
Payments on long term debt	-	(381,206)
Proceeds on revolving loan	377,375	280,034
Payments on revolving loan	(326,945)	(280,891)
Payment of debt issuance costs	(290)	(8,464)
Payments on finance lease obligations	(103)	(97)
Purchase of treasury stock	(4,148)	(330)
Proceeds on exercise of options	89	-
Net cash provided by (used in) financing activities	45,978	(15,954)
Effect of foreign currency exchange rate on cash	(368)	(754)
Net increase (decrease) in cash and cash equivalents	(1,816)	2,562
Cash and cash equivalents:		
Beginning of period	9,298	6,736
End of period	$ 7,482	$ 9,298

See accompanying notes to consolidated financial statements.

Concrete Pumping Holdings, Inc.
Consolidated Statements of Cash Flows (Continued)

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Supplemental cash flow information:		
Cash paid for interest	$ 23,682	$ 17,371
Cash paid for income taxes	$ 408	$ 994
Non-cash investing and financing activities:		
Equipment purchases included in accrued expenses and accounts payable	$ 8,882	$ 7,135
Operating lease right-of-use assets recorded upon adoption of ASC 842	$ 18,625	$ -
Operating lease liabilities recorded upon adoption of ASC 842	$ 18,593	$ -
Operating lease assets obtained in exchange for new operating lease liabilities	$ 10,089	$ -

See accompanying notes to consolidated financial statements.

Note 1. Organization and Description of Business

Organization

Concrete Pumping Holdings, Inc. (the "Company") is a Delaware corporation headquartered in Denver, Colorado. The Consolidated Financial Statements include the accounts of Concrete Pumping Holdings, Inc. and its wholly owned subsidiaries including Brundage-Bone Concrete Pumping, Inc. ("Brundage-Bone"), Capital Pumping ("Capital"), Camfaud Group Limited ("Camfaud"), and Eco-Pan, Inc. ("Eco-Pan").

Nature of business

Brundage-Bone and Capital are concrete pumping service providers in the United States ("U.S.") and Camfaud is a concrete pumping service provider in the United Kingdom ("U.K."). Their core business is the provision of concrete pumping services to general contractors and concrete finishing companies in the commercial, infrastructure and residential sectors. Most often equipment returns to a "home base" nightly and these service providers do not contract to purchase, mix, or deliver concrete. Brundage-Bone and Capital collectively have approximately 100 branch locations across 20 states, with its corporate headquarters in Denver, Colorado. Camfaud has approximately 30 branch locations throughout the U.K., with its corporate headquarters in Epping (near London), England.

Eco-Pan provides industrial cleanup and containment services, primarily to customers in the construction industry. Eco-Pan uses containment pans specifically designed to hold waste products from concrete and other industrial cleanup operations. Eco-Pan has 18 operating locations across the U.S. with its corporate headquarters in Denver, Colorado. In addition, we have concrete waste management operations under our Eco-Pan brand name in the U.K. and currently operate from a shared Camfaud location.

Seasonality

The Company's sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes the Company's working capital cash flow requirements to vary from quarter to quarter and primarily depends on the variability of weather patterns with the Company generally having lower sales volume during the winter and spring months.

Impacts of Macroeconomic Factors and COVID-19 Recovery

Global economic challenges including the impact of the COVID-19 pandemic and the war in Ukraine have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the war in Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world. While the Company has increased the rates per hour we charge for our services when possible to make up for our increased costs, rising fuel prices had a material impact on our results of operations for the twelve months ended October 31, 2022. The impact from fuel price increases has reduced our gross profit by approximately $10.1 million and our gross margin by approximately 2.5% since October 31, 2021. In regard to the impacts from COVID-19, the Company's revenue volumes during fiscal 2022 have largely recovered in most of our markets; however, the lingering impact from COVID-19 remains an issue and has contributed to a tight labor market that has impacted our operations in certain markets.

With respect to our financial condition, impairments may be recorded as a result of adverse challenges related to the macroeconomic factors described above. While no impairments were recorded during the fiscal years ended October 31, 2022 and 2021, the Company will continue to evaluate its goodwill and intangible assets in future quarters.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The enclosed statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company at October 31, 2022 and for all periods presented.

Principles of consolidation

The Consolidated Financial Statements include all amounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the liability for incurred but unreported claims under various partially self-insured polices, goodwill and intangible impairment analysis, valuation of share-based compensation, accounting for business combinations and estimates used in calculating the right-of-use asset and lease liability. Estimates and judgements for leases include, but are not limited to, estimates for the incremental borrowing rate ("IBR"), determination if a contract contains a lease and the allocation of the contract consideration between lease and nonlease components. Actual results may differ from those estimates, and such differences may be material to the Company's consolidated financial statements.

Inventory

Inventory consists primarily of replacement parts for concrete pumping equipment. Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company evaluates inventory and records an allowance for obsolete and slow- moving inventory to account for cost adjustments to market. Based on management's analysis, there was a $0.2 million allowance for obsolete and slow-moving inventory as of October 31, 2022. No such allowance was required as of October 31, 2021.

Fair Value Measurements

The Financial Accounting Standard Board's (the "FASB") standard on fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Deferred financing costs

Deferred financing costs representing third-party, non-lender debt issuance costs are deferred and amortized using the effective interest rate method over the term of the related long-term-debt agreement, and the straight-line method for the revolving credit agreement.

Debt issuance costs, including any original issue discounts, related to term loans or senior notes are reflected as a direct deduction from the carrying amount of the long-term debt liability that is included in long term debt, net of discount for deferred financing costs in the accompanying consolidated balance sheets. Debt issuance costs related to revolving credit facilities are capitalized and reflected as an asset in deferred financing costs in the accompanying consolidated balance sheets. Amortization of debt issuance costs are recorded in interest expense.

Goodwill

In accordance with Accounting Standards Codification ("ASC") Topic 350, Intangibles–Goodwill and Other ("ASC 350"), the Company evaluates goodwill for possible impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses a two-step process to assess the realizability of goodwill. The first step (generally referred to as a "step 0" analysis) is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. For example, the Company analyzes changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there are indicators of a significant decline in the fair value of a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required. If a qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will proceed to the quantitative second step (generally referred to as a "step 1" analysis) where the fair value of a reporting unit is calculated based on weighted income and market-based approaches. If the fair value of a reporting unit is lower than its carrying value, an impairment to goodwill is recorded, not to exceed the carrying amount of goodwill in the reporting unit.

The Company elected to perform a step one impairment analysis as of August 31, 2022. Based on the results of this analysis the fair values of the Company's reporting units were in excess of their carrying values and as such, no impairments were identified.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for additions and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred; however, maintenance and repairs that improve or extend the life of existing assets are capitalized. The carrying amount of assets disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from property and equipment disposals are recognized in the year of disposal. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining term of the lease, whichever is shorter. All other property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives:

	In Years
Buildings and improvements	15 to 40
Finance lease assets—buildings	40
Furniture and office equipment	2 to 7
Machinery and equipment	3 to 25
Transportation equipment	3 to 7

Finance lease assets are amortized over the estimated useful life of the asset (see Note 9).

Intangible assets

Intangible assets are recorded at cost or their estimated fair value (when acquired through a business combination or asset acquisition) less accumulated amortization (if finite-lived).

Intangible assets with finite lives, except for customer relationships, are amortized on a straight-line basis over their estimated useful lives. Customer relationships are amortized on an accelerated basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are subject to annual reviews for impairment. The Company elected to perform a step 1 impairment test on its indefinite-lived trade names as of August 31, 2022. Refer to Note 8 for further discussion.

Impairment of long-lived assets

ASC 360, *Property, Plant and Equipment* (ASC 360) requires other long-lived assets to be evaluated for impairment when indicators of impairment are present. If indicators are present, assets are grouped to the lowest level for which identifiable cash flows are largely independent of other asset groups and cash flows are estimated for each asset group over the remaining estimated life of each asset group. If the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount, impairment is recognized in the amount of the excess of the carrying value over the fair value. No indicators of impairment were identified as of October 31, 2022.

Derivatives

The Company has public warrants outstanding and due to certain provisions in the warrant agreement, coupled with the Company's capital structure, which includes preferred stock with voting rights, the public warrants do not meet the criteria to be classified in stockholders' equity and instead meet the definition of a liability-classified derivative under ASC Topic 815, Derivatives and Hedging ("ASC 815"). As such, the Company recognizes these warrants within long-term liabilities on the consolidated balance sheet at fair value, with subsequent changes in fair value recognized in the consolidated statements of operations at each reporting date. See further discussion of the warrants fair value in Note 5.

Revenue recognition

The Company generates revenues primarily from (1) concrete pumping services in both the U.S. and U.K and (2) the Company's concrete waste services business, both of which are discussed below. In addition, the Company generates an immaterial amount of revenue from the sales of replacement parts to customers. The Company's delivery terms for replacement part sales are FOB shipping point.

The Company adopted ASC 606, *Revenue Recognition* ("ASC 606") on October 31, 2021, effective as of November 1, 2020, using the modified retrospective method. Revenue for the reporting periods ending before November 1, 2021 is presented under ASC 606. The Company adopted ASU 2016-02, *Leases* ("ASC 842") on October 31, 2022, effective as of November 1, 2021, using the modified retrospective method. Revenue for the reporting periods ending after October 31, 2021 is presented under ASC 606 or ASC 842. With the exception of the daily pan rental fee for the Company's concrete waste services business, which is accounted for in accordance with ASC 842, all other revenue for the Company is recorded in accordance with ASC 606 (see discussion below for each revenue stream).

Revenue from contracts with customers (ASC 606)

Concrete Pumping Services

The vast majority of the Company's revenue from concrete pumping services comes from the Company's daily service, where the Company sends a single operator with a conventional concrete pump truck (an articulating boom attached to a large truck) to deliver concrete (or other construction material such as aggregate) from one point to another as directed by the customer. Customers are billed on either (1) a solely time basis or (2) a time and volume pumped basis. Additional charges (such as a fuel surcharge and travel costs) are frequently added based on specific project requirements. The Company's performance obligations related to these jobs are satisfied daily and invoiced accordingly and as such, there are no unsatisfied performance obligations at the end of any day.

A much smaller component of the total concrete pumping services revenue comes from placing boom services. Placing booms have become an essential tool in the efficient construction of high-rise buildings. A placing boom is the articulating boom component of a conventional concrete pump truck, positioned on the uppermost floor of a building construction project. Concrete is then supplied through a pipeline from the pump that remains at ground level. Due to the long term nature of high-rise jobs, these contracts are generally longer term but typically not in excess of one year. Customers are generally invoiced (1) at month end for a fixed monthly placing boom usage fee, (2) daily for time worked and volume of concrete pumped and (3) at the beginning of the job for certain set-up costs and at the end of the job for tear-down costs. As it pertains to the fixed monthly usage fee and daily fees related to time worked and volume of concrete pumped, which collectively make up a significant portion of the total consideration in the contract, the Company recognizes revenue as invoiced in accordance with ASC 606. For the consideration allocated to set-up and tear-down fees, the Company recognizes revenue on a straight-line basis over the estimated term of the contract. The aggregate asset or liability from these services is not significant. As invoices are issued with terms of net 30 and substantially all of the contracts are completed within a year, we do not disclose the value of unsatisfied performance obligations, which would include the value of future usage of the Company's placing boom asset, hours to be worked or cubic yards to be pumped.

Revenue from contracts with customers (ASC 606) & Lease revenue (ASC 842)

<u>Concrete Waste Services</u>

The Company's concrete waste services business consists of service fees charged to customers for the delivery and usage over time of its pans or containers and the disposal of the concrete waste material. Almost all contracts include two prices: (1) A fixed price that includes (a) the pickup and disposal of the waste material and (b) a specified number of days the customer can use the pan and (2) a daily rental price if the customer keeps the pan for a time period in excess of days permitted in the fixed price. For these services, the Company has identified two performance obligations: (1) the daily usage of the pans or containers and (2) the pickup and disposal of the waste material. The fees allocable to these obligations are based on their standalone selling prices based on observable prices or an expected cost plus margin approach. The Company recognizes lease revenue monthly for the daily usage fees pursuant to ASC 842 and recognizes the revenue attributable to the disposal services when the disposal is completed pursuant to ASC 606. The aggregate asset or liability from these services is not significant. As invoices are issued with terms of net 30 and substantially all of the contracts are completed within a year, we do not disclose the value of unsatisfied performance obligations, which would include the remaining days the pans will be utilized or the future pickup and disposal of the waste material.

The Company recognizes revenue from pan rentals in the period earned, regardless of the timing of billing to customers. A pan rental contract is fixed in nature, but the total includes a fixed amount for the pan rental and a services component. The performance obligation for the service component of the pan rental is satisfied at the time of the pan rental pickup, which is when the Company will recognize the services component revenue under ASC 606. The pan rental contract is generally rented for short periods of time (less than a year). The pan rental is disclosed under ASC 842 revenue and the services component is disclosed under ASC 606 revenue.

Leases as Lessor

Our Eco-Pan pan business involves contracts with customers whereby we are a lessor for the rental component of the contract and therefore, such rental components of the contract are subject to ASC 842. We account for such rental contracts as operating leases. We recognize revenue from pan rentals in the period earned, regardless of the timing of billing to customers. The lease component of the revenue is disaggregated by a base price that is based on the number of contractual days and a variable component that is based on days in excess of the number of contractual days. See further discussion above under "Revenue recognition".

The table below summarizes our revenues as presented in our consolidated statements of operations for the years ended October 31, 2021 and 2022 by revenue type and by the applicable accounting standard:

(amounts in thousands)	Year Ended October 31, 2022
Service revenue – ASC 606	$ 25,564
Lease fixed revenue – ASC 842	15,015
Lease variable revenue – ASC 842	9,612
Total revenues	$ 50,191

Practical Expedients Applied

The Company collects sales taxes when required from customers as part of the purchase price, which are then subsequently remitted to the appropriate authorities. The Company has elected to apply the practical expedient that allows entities to make an accounting policy election to exclude sales taxes and other similar taxes from the measurement.

At contract inception, the Company does not expect the period between customer payment and transfer of control of the promised services to the customer to exceed one year as customers are invoiced with terms of 30 days. As such, the Company has used the practical expedient in ASC 606 which states that no adjustment for a significant financing component is necessary.

Trade receivables and contract assets and liabilities

Trade receivables are carried at the original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. Generally, the Company does not require collateral for their accounts receivable;

however, the Company may file statutory liens or take other appropriate legal action when necessary on construction projects in which collection problems arise. A trade receivable is typically considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. The Company does not charge interest on past-due trade receivables.

Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. The allowance for doubtful accounts was $0.9 million and $0.7 million as of October 31, 2022 and 2021, respectively. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

The Company does not have contract liabilities associated with contracts with customers. The Company's contract assets and impairment losses associated therewith are not significant. Contracts with customers do not result in amounts billed to customers in excess of recognizable revenue.

Performance obligations

The Company's ASC 606 revenue is recognized primarily over time. Accordingly, in any particular period, we do not generally recognize a significant amount of revenue from performance obligations satisfied (or partially satisfied) in previous periods.

Contract costs

The Company incurs limited costs in order to obtain contracts. However, as the amortization period for these assets would be one year or less, the Company has elected the practical expedient permitted by ASC 606 and recognized those incremental costs of obtaining a contract as an expense when incurred. Upon transition to the new the standard, the Company did not restate contracts that begin and are completed within the same annual reporting period. As discussed above, contracts of the Company are typically completed within the year.

Disaggregation of Revenue

Revenue disaggregated by reportable segment and geographic area where the work was performed for the fiscal years ended October 31, 2022 and 2021 is presented in Note 19.

Leases

General

The Company adopted ASC 842 as of November 1, 2021 using the transition alternative to the modified retrospective approach. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before November 1, 2021. The Company's financial position for reporting periods beginning on or after November 1, 2021 is presented under the new accounting guidance, while prior period amounts have not been adjusted and continue to be reported in accordance with previous guidance.

Leases as Lessee

The Company primarily leases various office and land facilities, vehicles and general office equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at inception and whether that lease meets the classification criteria of a finance or operating lease in accordance with GAAP, based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset and we have the right to control the asset for a period of time in exchange for consideration. Lease arrangements can take several forms. Some arrangements are clearly within the scope of lease accounting, such as a real estate contract that provides an explicit contractual right to use a building for a specified period of time in exchange for consideration. However, the right to use an asset can also be conveyed through arrangements that are not leases in form, such as leases embedded within service and supply contracts. We analyze all arrangements with potential embedded leases to determine if an identified asset is present, if substantive substitution rights are present, and if the arrangement provides the customer control of the asset. Right-of-use ("ROU") assets are recognized at the lease commencement date at amounts equal to the respective lease liabilities. Lease-related liabilities are recognized at the present value of the remaining expected future lease payments (see discussion below), which are discounted using the Company's incremental borrowing rates as the rates implicit in the leases are not readily determinable. The incremental borrowing rates used are based on the Company's Senior Notes rates, adjusted to approximate the rates at which we could borrow on a collateralized basis over a term similar to the recognized lease term. The incremental borrowing rates are applied to each lease based upon the length of the lease term and the reporting entity in which the lease resides. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

Many of the Company's lease arrangements contain multiple lease components (including fixed payments, such as rent, real estate taxes and insurance costs) and non-lease components (including common-area maintenance ("CAM") costs). The Company has elected to not separate the lease and non-lease components for leases as lessee. All leases that contain CAM or pass-through components that are variable payments and are billed separate from the base payment for the lease are expensed as variable lease expense in the period in which the obligation of these payments was incurred. Other leases that have a component of the base payment that is known to include CAM or other pass-through charges will be not be separated and therefore are included in the analysis of the lease liability. Any true-ups or variable payments billed will be expensed as variable lease expense when incurred.

Expected Future Lease payments - The Company's lease agreements contain a contractual minimum number of fixed lease payments, and many contain renewal options. However, the Company does not recognize ROU assets or lease liabilities for renewal periods unless at inception or when a triggering event occurs, it is determined that it is reasonably certain the lease will be renewed. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Some of the Company's lease agreements are on a month-to-month basis and the Company does not recognize ROU assets or lease liabilities until it is determined that it is reasonably certain the Company will have rights to the asset greater than 12 months. Based on this, the expected future lease payments that are discounted to arrive at the initial lease liability are reflective of (1) contractual minimum number of fixed lease payments plus (2) the contractually permitted renewals that are reasonably certain to be elected. Quarterly, the Company reviews the month-to-month agreements and agreements with renewal terms where it was previously determined the renewal was not reasonably certain.

These leases, with few exceptions, provide for escalations that are fixed escalation clauses (such as fixed-dollar or fixed-percentage increases) or inflation-based escalation clauses (such as those tied to the consumer price index). The lease term for most leases includes the initial non-cancelable term plus any term under renewal options that are reasonably certain.

The Company, from time to time, will enter into subleases, but these are de minimis in nature. From the Company's perspective, these items are not factored into the value of the ROU asset, but are disclosed as an offset to expense on the Consolidated Statement of Operations.

The adoption of the new standard resulted in the recording of operating ROU assets and operating lease liabilities of approximately $18.6 million as of November 1, 2021. Management has determined that the amounts reflected in earnings in the consolidated statements of operations for the year ended October 31, 2021 under ASC 840 are not materially different than that of the amounts in regards to ASC 842. All capital leases under ASC 840 as of October 31, 2021 were converted and disclosed as finance leases under ASC 842 as of November 1, 2021.

Practical Expedients Applied

The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed it to carry forward the historical lease classification; (ii) did not require reassessment whether any expired or existing contracts are or contain leases under the new definition of a lease; and (iii) did not require the Company to reassess whether previously capitalized initial direct costs for any existing leases would qualify for capitalization under ASC 842.

The Company has elected the short-term lease practical expedient, which excludes short-term leases from the scope of ASC 842. The Company will expense all short-term leases on a straight-line basis over the lease term.

The Company also elected the hindsight practical expedient regarding the likelihood of exercising a lessee purchase option or assessing any impairment of right-of-use assets for existing leases. For all leases as lessee, the Company has elected the expedient that allows the Company to not separate non-lease components from lease components, but instead account for each separate lease component and the non-lease components associated with that lease component as a single lease component. For leases as lessor, the Company cannot separate these components as the timing and patter of transfer of the lease and service components are not the same. The Company believes these elections will not have a material impact on the ROU asset and lease liability.

Stock-based compensation

The Company follows ASC 718, *Compensation—Stock Compensation ("ASC 718")*, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors. The fair value of time-based only restricted stock awards and time-based only stock options with a $.01 exercise price are valued at the closing price of the Company's stock as of the date of the grant of these awards. The Company expenses the grant date fair value of the award in the consolidated statements of operations over the requisite service periods on a straight-line basis. For stock awards that include a market-based vesting condition, such as the trading price of the Company's common stock exceeding certain price targets, the Company uses a Monte Carlo Simulation in estimating the fair value at grant date and recognizes compensation expense over the implied service period (median time to vest). Shares exercised are issued out of authorized but not outstanding shares. The Company accounts for forfeitures as they occur.

Income taxes

The Company complies with ASC 740, *Income Taxes*, which requires an asset and liability approach to financial reporting for income taxes.

The Company computes deferred income tax assets and liabilities annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities, and tax planning strategies in making the assessment. Income tax expense includes both the current income taxes payable or refundable and the change during the period in the deferred tax assets and liabilities. The tax benefit from an uncertain tax position is only recognized in the consolidated balance sheet if the tax position is more likely than not to be sustained upon an examination. The Company recognizes interest and penalties related to underpayment of income taxes in general and administrative expenses in the consolidated statements of operations.

Camfaud files income tax returns in the U.K. Camfaud's national statutes are generally open for one year following the statutory filing period.

Foreign currency translation and transactions

The functional currency of Camfaud is the Pound Sterling (GBP). The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. Dollars using the period end exchange rates for the periods presented, and the consolidated statements of operations are translated at the average exchange rate for the periods presented. Retained earnings are translated at historic rates. The resulting translation adjustments are recorded as a component of comprehensive income on the consolidated statements of comprehensive income and is the only component of accumulated other comprehensive income. The functional currency of our other subsidiaries is the United States Dollar.

Gains/(losses) from foreign currency transactions during the years ended October 31, 2022 and October 31, 2021 were $(2.1) million and $0.4 million, respectively, and were included in general and administrative expenses in the consolidated statements of operations.

Earnings per share

The Company calculates earnings per share in accordance with ASC 260, *Earnings per Share* ("ASC 260"). The two-class method of computing earnings per share is required for entities that have participating securities. The two-class method is an earnings allocation formula that determines earnings per share for participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. For purposes of ASC 260, the two-class method is computed based on the following participating stock: (1) Common Stock and (2) Restricted Stock Awards.

Basic earnings (loss) per common share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of Common Stock outstanding each period. Diluted earnings (loss) per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings (loss) per share calculation when their effect is antidilutive.

An anti-dilutive impact is an increase in earnings per share or a reduction in net loss per share resulting from the conversion, exercise, or contingent issuance of certain securities.

Business combinations and asset acquisitions

The Company applies the principles provided in ASC 805, *Business Combinations* ("ASC 805"), to determine whether a transaction involves an asset or a business.

If it is determined an acquisition is a business combination, tangible and intangible assets acquired and liabilities assumed are recorded at fair value and goodwill is recognized to the extent the fair value of the consideration transferred exceeds the fair value of the net assets acquired. Transaction costs for business combinations are expensed as incurred in accordance with ASC 805.

If it is determined an acquisition is an asset acquisition, the purchase consideration (which will include certain transaction costs) is allocated first to indefinite lived intangible assets (if applicable) based on their fair values with the remaining balance of purchase consideration being allocated to the acquired assets and liabilities based on their relative fair values.

Concentrations

As of October 31, 2022 there were three primary vendors that the Company relied upon to purchase concrete pumping boom equipment. However, should the need arise, there are alternate vendors who can provide concrete pumping boom equipment.

Cash balances held at financial institutions may, at times, be in excess of federally insured limits. The Company places its temporary cash balances in high-credit quality financial institutions.

The Company's customer base is dispersed across the U.S. and U.K. The Company performs ongoing evaluations of its customers' financial condition and requires no collateral to support credit sales. During the periods described above, no customer represented 10 percent or more of sales or trade receivables.

Note 3. New Accounting Pronouncements

Newly adopted accounting pronouncements

Accounting Standards Update ("ASU") 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04") - In March 2020, the FASB issued ASU 2020-04, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting for contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR"). Specifically, to the extent the Company's debt agreements are modified to replace LIBOR with another interest rate index, ASU 2020-04 will permit the Company to account for the modification as a continuation of the existing contract without additional analysis. Companies may generally elect to apply the guidance for periods that include March 12, 2020 through December 31, 2022. Effective October 1, 2021, the Company transitioned all of its GBP borrowings from LIBOR to the Sterling Overnight Index Average ("SONIA") rate. Effective June

29, 2022, the Company transitioned all of its U.S. Dollar borrowings from LIBOR to the Secured Overnight Financing Rate ("SOFR"). See Note 10 for further discussion.

ASU 2016-02, Leases ("ASU 2016-02") - In February 2016, the FASB issued ASU 2016-02, which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company has adopted the guidance for the year ended October 31, 2022, with an effective date of adoption of November 1, 2021. See Note 9 for further discussion.

Recently issued accounting pronouncements not yet effective

ASU 2016-13, Financial Instruments Credit Losses (Topic 326) ("ASU 2016-13") - In June 2016, the FASB issued ASU No. 2016-13, which, along with subsequently issued related ASUs, requires financial assets (or groups of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected, among other provisions. This ASU is effective for smaller reporting companies with fiscal years beginning after December 15, 2022, with early adoption permitted. The Company plans to adopt the guidance during the first quarter of the fiscal year ending October 31, 2024. The amendments of this ASU should be applied on a modified retrospective basis to all periods presented. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements.

Note 4. Business Combinations and Asset Acquisitions

The Company completed one acquisition during the first quarter of fiscal 2022 (purchase consideration of $20.2 million), three acquisitions during the second quarter of fiscal 2022 (aggregate purchase consideration of $11.4 million), one acquisition during the fourth quarter of fiscal 2022 (purchase consideration of $30.8 million) and three acquisitions in fiscal 2021 (aggregate purchase consideration $20.6 million). All acquisitions either added complementary assets in markets in which the Company already operates or expanded the Company's footprint into adjacent markets. With the exception of the acquisition during the fourth quarter of fiscal 2022, all other transactions qualified as asset acquisitions. Except for the acquisition of Pioneer in the first quarter of fiscal 2022, Coastal in the fourth quarter of fiscal 2022 and Hi-Tech in fiscal 2021, these acquisitions were not individually significant to our results of operations. The consideration for the acquisitions in both fiscal 2022 and fiscal 2021 consisted of cash and was allocated to the acquired long-lived tangible and intangible assets.

August 2022 (Fiscal 2022) Coastal Acquisition

In August 2022, the Company acquired the property, equipment and intangible assets of Coastal Carolina Pumping, Inc. ("Coastal") for total purchase consideration of $30.8 million, which was paid for using cash and the ABL Facility (defined below). This transaction expanded our operations in the Carolinas and Florida and qualified as a business combination under ASC 805. Accordingly, the Company recorded all assets acquired and liabilities assumed at their acquisition-date fair values. There was no goodwill recognized in this transaction.

The following table represents the final allocation of consideration to the assets acquired and liabilities assumed at their estimated acquisition-date fair values with any measurement-period adjustments included:

Consideration paid:	$	30,762
Net assets acquired:		
Intangible assets	$	2,500
Property and equipment		28,500
Liabilities assumed		(238)
Total net assets acquired	$	30,762

All assets were valued using level 3 inputs. The equipment was valued using a market approach while the intangible assets were valued using an income approach based on management's projections.

Identifiable intangible assets acquired consist of customer relationships of $1.7 million and non-compete agreements valued at $0.8 million. The customer relationships were valued using the multi-period excess earnings method. The non-competes were valued using a direct valuation of economic damages approach. The Company determined the useful life of both the customer relationships and non-compete agreements to be 5 years.

Concurrent with closing of the asset purchase agreement, the Company signed five leases directly with the seller. The leases were entered into at market rates and the Company recognized an ROU asset and liability of $6.5 million related to these leases.

November 2021 (Fiscal 2022) Pioneer Acquisition

In November 2021, the Company acquired the assets, no cash, of Pioneer Concrete Pumping Services ("Pioneer") for total purchase consideration of $20.2 million, of which, $1.0 million was held back (the "Holdback") to allow for a post-closing joint inspection of Pioneer's fleet vehicles. The Holdback had not been paid out as of October 31, 2022. This transaction was treated as an asset acquisition. The Company allocated $19.1 million to the purchase of Pioneer's equipment. The remaining $1.1 million was allocated to a definite-lived assembled workforce intangible asset and a definite-lived customer relationships intangible asset. All assets were valued using level 3 inputs. The equipment was valued using a market approach while the intangible assets were valued using an income approach based on management's projections. The intangible assets will be amortized over 3 to 5 years.

September 2021 (Fiscal 2021) Hi-Tech Acquisition

In September 2021, the Company acquired the assets, no cash, of Hi-Tech Concrete Pumping Services ("Hi-Tech") for total purchase consideration of $12.3 million. This transaction was treated as an asset acquisition. The Company allocated $11.5 million to the purchase of Hi-Tech's equipment. The remaining $0.8 million was allocated to a definite-lived assembled workforce intangible asset and a definite-lived customer relationships intangible asset. All assets were valued using level 3 inputs. The equipment was valued using a market approach while the intangible assets were valued using an income approach based on management's projections. The intangible assets will be amortized over 3 to 5 years.

Transaction Costs

Transaction costs include expenses for legal, accounting, and other professionals that were engaged in connection with an asset acquisition or business combination. Transaction costs in each of the twelve months ended October 31, 2022 and 2021 were $0.3 million.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of operations for the Company and gives effect to the Coastal business combination discussed above as if they had occurred on November 1, 2020. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the Coastal business combinations had been completed on November 1, 2020, nor does it purport to project the results of operations of the combined company in future periods. The pro forma financial information does not give effect to any anticipated integration costs related to the acquired company.

The unaudited pro forma financial information is as follows:

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Revenue	$ 401,292	$ 315,808
Pro forma revenue adjustments by Business Combination		
Coastal	15,986	18,556
Total pro forma revenue	$ 417,278	$ 334,364

	Year Ended October 31, 2022	Year Ended October 31, 2021
Net (loss) income	$ 28,676	$ (15,073)
Pro forma net income adjustments by Business Combination		
Coastal	1,087	943
Total pro forma net (loss) income	$ 29,763	$ (14,130)

Significant pro forma adjustments include:

- Tangible and intangible assets are assumed to be recorded at their estimated fair values as of November 1, 2020 and are depreciated or amortized over their estimated useful lives; and
- The Company incurred approximately $30.0 million on the ABL Facility (defined below) in connection with the acquisition of Coastal. Interest expense has been adjusted as of November 1, 2020.

Coastal's contribution to the Company's fiscal 2022 revenue was $4.0 million and net (loss) income was $0.6 million.

Note 5. Fair Value Measurement

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable and current accrued liabilities approximate their fair value as recorded due to the short-term maturity of these instruments, which approximates fair value. The Company's outstanding obligations on its asset-backed loan ("ABL") credit facility are deemed to be at fair value as the interest rates on these debt obligations are variable and consistent with prevailing rates. The fair value of the ABL credit facility is derived from Level 2 inputs. The carrying values of the Company's finance lease obligations represent fair value. The only transfer in financial instruments between the three levels of the fair value hierarchy during the years ended October 31, 2022 and 2021 was changing the warrants from Level 1 to Level 2.

Long-term debt instruments

The Company's long-term debt instruments are recorded at their carrying values in the consolidated balance sheet, which may differ from their respective fair values. The fair values of the long-term debt instruments are derived from Level 2 inputs. The fair value amount of the long-term debt instruments at October 31, 2022 and 2021 is presented in the table below based on the prevailing interest rates and trading activity of the Senior Notes.

| (in thousands) | October 31, 2022 | | October 31, 2021 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Notes	$ 375,000	$ 339,375	$ 375,000	$ 390,938
Finance lease obligations	$ 278	$ 278	$ 381	$ 381

Warrants

At October 31, 2022 and 2021, there were 13,017,677 and 13,017,777 public warrants and no private warrants outstanding, respectively. Each warrant entitles its holder to purchase one share of Class A common stock at an exercise price of $11.50 per share. The warrants expire on December 6, 2023, or earlier upon redemption or liquidation. The Company may call the outstanding public warrants for redemption at a price of $0.01 per warrant, if the last sale price of the Company's common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

The Company accounts for the public warrants issued in connection with its IPO in accordance with ASC 815, under which certain provisions in the public warrant agreements do not meet the criteria for equity classification and therefore these warrants must be recorded as liabilities. The fair value of each public warrant is based on the public trading price of the warrant (Level 2 fair value measurement). Gains and losses related to the warrants are reflected in the change in fair value of warrant liabilities in the consolidated statements of operations, see Note 2 for further discussion.

All other non-financial assets

The Company's non-financial assets, which primarily consist of property and equipment, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (and at least annually for goodwill and indefinite lived intangibles), non-financial instruments are assessed for impairment and, if applicable, written down to and recorded at fair value.

Note 6. Prepaid Expenses and Other Current Assets

The significant components of prepaid expenses and other current assets at October 31, 2022 and 2021 are comprised of the following:

(in thousands)	October 31, 2022	October 31, 2021
Prepaid insurance	$ 1,550	$ 949
Prepaid licenses and deposits	751	360
Prepaid rent	402	331
Other current assets and prepaids	2,472	2,470
Total prepaid expenses and other current assets	$ 5,175	$ 4,110

Note 7. Property, Plant and Equipment

The significant components of property, plant and equipment at October 31, 2022 and 2021 are comprised of the following:

(in thousands)	October 31, 2022	October 31, 2021
Land, building and improvements	$ 28,528	$ 27,062
Finance leases—land and buildings	828	828
Machinery and equipment	478,162	374,034
Transportation equipment	7,133	2,935
Furniture and office equipment	3,870	2,880
Property, plant and equipment, gross	518,521	407,739
Less accumulated depreciation	(99,144)	(69,968)
Property, plant and equipment, net	$ 419,377	$ 337,771

Depreciation expense for the years ended October 31, 2022 and 2021 was $34.9 million and $28.8 million, respectively. Depreciation expense related to revenue producing machinery and equipment was $32.6 million and $26.8 million, respectively, for the years ended October 31, 2022 and 2021 and was recorded in cost of operations in the consolidated statements of operations. Depreciation expense related to the Company's finance leases and furniture and fixtures was $2.3 million and $2.0 million, respectively, for the years ended October 31, 2022 and 2021 and was included in general and administrative expenses in the consolidated statements of operations.

Note 8. Goodwill and Intangible Assets

The Company has recognized goodwill and certain intangible assets in connection with prior business combinations. The Company, with the assistance of a third party valuation specialist, performed a step 1 impairment test on its indefinite-lived trade names intangible assets and goodwill as of August 31, 2022.

The valuation methodology used to value the trade-names was based on the relief-from-royalty method which is an income based measure that derives the value from total revenue growth projected and what percentage is attributable to the trade names. As a result of the analysis, the Company identified that the fair value of its Brundage-Bone Concrete Pumping, Eco-Pan and Capital Pumping trade names exceeded their carrying values by approximately 61%, 49% and 127%, respectively, and their remaining values are $37.3 million, $7.7 million and $5.5 million as of October 31, 2022, respectively.

The goodwill impairment test was performed on the Company's U.S. Concrete Pumping, U.S. Concrete Waste Management Services, and U.K. Operations reporting units. The valuation methodologies used to value the reporting units included the discounted cash flow method (income approach) and the guideline public company method (market approach). As a result of the goodwill impairment analysis, the Company identified that the fair values of its U.S. Concrete Pumping, U.S. Concrete Waste Management Services and U.K. Operations reporting units were approximately 7%, 82% and 32% greater than their carrying values, respectively. As such, no impairment charge was recorded.

The following table summarizes the composition of intangible assets at October 31, 2022 and at October 31, 2021:

October 31, 2022

(in thousands)	Weighted Average Remaining Life (in years)	Gross Carrying Value	Impairment	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Customer relationship (1)............	11.0	$ 193,710	$ -	$ (112,658)	$ 1,416	$ 82,468
Trade name (1)............................	6.1	4,836	-	(2,127)	239	2,948
Trade names (indefinite life) (2) .	-	55,500	(5,000)	-	-	50,500
Assembled workforce (1)............	2.1	1,450	-	(444)	-	1,006
Noncompete agreements (1)	4.6	1,000	-	(168)	-	832
Total intangibles..........................		$ 256,496	$ (5,000)	$ (115,397)	$ 1,655	$ 137,754

(1) Intangibles subject to amortization
(2) Indefinite-lived intangible asset

October 31, 2021

(in thousands)	Weighted Average Remaining Life (in years)	Gross Carrying Value	Impairment	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Customer relationship (1)...........	12.2	$ 195,220	$ -	$ (91,169)	$ (539)	$ 103,512
Trade name (1)............................	7.1	5,748	-	(1,598)	(71)	$ 4,079
Trade names (indefinite life) (2)	-	55,500	(5,000)	-	-	$ 50,500
Assembled workforce (1)...........	3.0	350	-	-	-	$ 350
Noncompete agreements (1)	2.5	200	-	(102)	-	$ 98
Total intangibles..........................		$ 257,018	$ (5,000)	$ (92,869)	$ (610)	$ 158,539

(1) Intangibles subject to amortization
(2) Indefinite-lived intangible asset

Amortization expense for the year ended October 31, 2022 was $22.5 million. Amortization expense for the year ended October 31, 2021 was $27.1 million. The estimated aggregate amortization expense for intangible assets over the next five fiscal years ending October 31 and thereafter is as follows:

(in thousands)		
2023..	$	18,559
2024..		14,708
2025..		11,458
2026..		9,308
2027..		7,605
Thereafter		25,616
Total	$	87,254

The changes in the carrying value of goodwill by reportable segment for the twelve-month period ended October 31, 2022 are as follows:

(in thousands)	U.S. Concrete Pumping	U.K. Operations	U.S. Concrete Waste Management Services	Total
Balance at October 31, 2020	$ 147,482	$ 26,539	$ 49,133	$ 223,154
Foreign currency translation	-	1,546	-	1,546
Balance at October 31, 2021	$ 147,482	$ 28,085	$ 49,133	$ 224,700
Foreign currency translation	-	(4,455)	-	$ (4,455)
Balance at October 31, 2022	$ 147,482	$ 23,630	$ 49,133	$ 220,245

Note 9. Leases

Lease expense consisted of the following:

(in thousands)	Classification on the Consolidated Statements of Operations	Year Ended October 31, 2022
Operating lease expense	Cost of operations	$ 5,002
Short-term and variable lease expense	Cost of operations	975
Finance lease expense:		
Amortization of right-of-use assets	Cost of operations	22
Interest on lease liability	Interest expense, net	13
Total finance lease expense		$ 35
Sublease income	Cost of operations	(106)
Total lease expense		$ 5,906

Supplemental consolidated balance sheet information and other information related to leases:

(in thousands) Leases	Classification on the Consolidated Balance Sheet	October 31, 2022
Assets:		
Operating lease assets	Right-of-use operating lease assets	$ 24,833
Finance lease assets	Property, plant and equipment, net	702
Total leased assets		25,535
Current liabilities:		
Operating	Operating lease obligations, current portion	$ 4,001
Finance	Finance lease obligations, current portion	109
Noncurrent liabilities:		
Operating	Operating lease obligations, non-current	20,984
Finance	Finance lease obligations, non-current	169
Total leased liabilities		$ 25,263
Weighted-average remaining lease term (years)		
Operating leases		6.9
Finance leases		2.6
Weighted-average discount rate		
Operating leases		6.0%
Finance leases		3.7%

Supplemental consolidated cash flow statement information related to leases:

(in thousands)		Year Ended October 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	4,798
Operating cash flows from finance leases	$	12
Financing cash flows from finance leases	$	103

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease and finance lease liabilities recorded on the Company's consolidated balance sheet as of October 31, 2022:

		Future Payments		
(in thousands)		Operating Leases		Finance Leases
2023	$	5,386	$	118
2024		5,094		120
2025		4,400		54
2026		3,635		-
2027		3,311		-
Thereafter		9,328		-
Total lease payments	$	31,154	$	292
Less: Interest		(6,169)		(14)
Total	$	24,985	$	278
Less: Current portion		(4,001)		(109)
Long-term portion	$	20,984	$	169

As of October 31, 2022, we had no material operating or finance leases that had not yet commenced.

Comparative Information from 2021 Form 10-K

The Company adopted ASC 842 using the transition alternative to the modified retrospective approach as of the effective date November 1, 2021, without adjusting the comparative periods and therefore, as required by ASC 842, has included the below comparative information from Note 13 to the consolidated financial statements in its 2021 Form 10-K.

In accordance with ASC 840, the operating lease and capital lease payments included in the table below only include payments for future minimum lease commitments and do not include any renewal periods exercisable at the Company's option. The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease and finance lease liabilities recorded on the Company's consolidated balance sheet as of October 31, 2021:

		Future Payments		
(in thousands)		Operating Leases		Capital Leases
2022	$	3,514	$	115
2023		2,202		118
2024		1,396		120
2025		654		61
2026		491		-
Thereafter		960		-
Total lease payments	$	9,217	$	414
Less: Interest		-		(33)
Total value of minimum lease payments	$	9,217	$	381

Note 10. Long-Term Debt and Revolving Lines of Credit

On January 28, 2021, Brundage-Bone Concrete Pumping Holdings Inc., a Delaware corporation (the "Issuer") and a wholly-owned subsidiary of the Company (i) completed a private offering of $375.0 million in aggregate principal amount of its 6.000% senior secured second lien notes due 2026 (the "Senior Notes") issued pursuant to an indenture, among the Issuer, the Company, the other Guarantors (as defined below), Deutsche Bank Trust Company Americas, as trustee and as collateral agent (the "Indenture") and (ii) entered into an amended and restated ABL Facility (as subsequently amended, the "ABL Facility") by and among the Company, certain subsidiaries of the Company, Wells Fargo Bank, National Association, as agent, sole lead arranger and sole bookrunner, the other Lenders party thereto, which provided up to $125.0 million of asset-based revolving loan commitments to the Company and the other borrowers under the ABL Facility. The proceeds from the Senior Notes, along with certain borrowings under the ABL Facility, were used to repay all outstanding indebtedness under the Company's then existing Term Loan Agreement (see discussion below), dated December 6, 2018, and pay related fees and expenses.

On July 29, 2022, the ABL Facility was amended to, among other changes, increase the maximum revolver borrowings available to be drawn thereunder from $125.0 million to $160.0 million and increase the letter of credit sublimit from $7.5 million to $10.5 million. The ABL Facility also provides for an uncommitted accordion feature under which the ABL borrowers can, subject to specified conditions, increase the ABL Facility by up to an additional $75.0 million. The $35.0 million in incremental commitments was provided by JPMorgan Chase Bank, N.A.

Summarized terms of these facilities are included below.

Senior Notes

Summarized terms of the Senior Notes are as follows:

- Provides for an original aggregate principal amount of $375.0 million;
- The Senior Notes will mature and be due and payable in full on February 1, 2026;
- The Senior Notes bear interest at a rate of 6.000% per annum, payable on February 1 and August 1 of each year;
- The Senior Notes are jointly and severally guaranteed on a senior secured basis by the Company, Concrete Pumping Intermediate Acquisition Corp. and each of the Issuer's domestic, wholly-owned subsidiaries that is a borrower or a guarantor under the ABL Facility (collectively, the "Guarantors"). The Senior Notes and the guarantees are secured on a second-priority basis by all the assets of the Issuer and the Guarantors that secure the obligations under the ABL Facility, subject to certain exceptions. The Senior Notes and the guarantees will be the Issuer's and the Guarantors' senior secured obligations, will rank equally with all of the Issuer's and the Guarantors' existing and future senior indebtedness and will rank senior to all of the Issuer's and the Guarantors' existing and future subordinated indebtedness. The Senior Notes are structurally subordinated to all existing and future indebtedness and liabilities of the Company's subsidiaries that do not guarantee the Senior Notes;
- The Indenture includes certain covenants that limit, among other things, the Issuer's ability and the ability of its restricted subsidiaries to: incur additional indebtedness and issue certain preferred stock; make certain investments, distributions and other restricted payments; create or incur certain liens; merge, consolidate or transfer all or substantially all assets; enter into certain transactions with affiliates; and sell or otherwise dispose of certain assets.

The outstanding principal amount of the Senior Notes as of October 31, 2022 was $375.0 million and as of that date, the Company was in compliance with all covenants under the Indenture.

ABL Facility

Summarized terms of the ABL Facility, as amended are as follows:

- Borrowing availability in U.S. Dollars and GBP up to a maximum aggregate principal amount of $160.0 million and an uncommitted accordion feature under which the Company can increase the ABL Facility by up to an additional $75.0 million;
- Borrowing capacity available for standby letters of credit of up to $10.5 million and for swing loan borrowings of up to $10.5 million. Any issuance of letters of credit or making of a swing loan will reduce the amount available under the ABL Facility;
- All loans advanced will mature and be due and payable in full on January 28, 2026;
- Amounts borrowed may be repaid at any time, subject to the terms and conditions of the agreement;
- Through September 30, 2021, borrowings in GBP bore interest at an adjusted LIBOR rate plus an applicable margin of 1.25%. After September 30, 2021, borrowings in GBP bear interest at the SONIA rate plus an applicable margin currently set at 2.0326%. The applicable margins for SONIA are subject to a step down of 0.25% based on excess availability levels;
- Through June 29, 2022, borrowings in U.S. Dollars bore interest at either (1) an adjusted LIBOR rate plus an applicable margin of 2.25% or (2) a base rate plus an applicable margin of 1.25%. After June 29, 2022, borrowings in U.S. Dollars bear interest at (1) a base rate plus an applicable margin currently set at 1.0000% or (2) the SOFR rate plus an applicable margin currently set at 2.0000%. The applicable margins for U.S. Dollar loans are subject to a step down of 0.25% based on excess availability levels;
- U.S. ABL Facility obligations are secured by a first-priority perfected security interest in substantially all the assets of the Issuer, together with Brundage-Bone Concrete Pumping, Inc., Eco-Pan, Inc., Capital Pumping LP (collectively, the "US ABL Borrowers") and each of the Company's wholly-owned domestic subsidiaries (the "US ABL Guarantors"), subject to certain exceptions;
- U.K. ABL Facility obligations are secured by a first priority perfected security interest in substantially all assets of Camfaud Concrete Pumps Limited and Premier Concrete Pumping Limited, each of the Company's wholly-owned U.K. subsidiaries, and by each of the US ABL Borrowers and the US ABL Guarantors, subject to certain exceptions; and
- The ABL Facility also includes (i) a springing financial covenant (fixed charges coverage ratio) based on excess availability levels that the Company must comply with on a quarterly basis during required compliance periods and (ii) certain non-financial covenants.

The outstanding balance under the ABL Facility as of October 31, 2022 was $52.1 million and as of that date, the Company was in compliance with all debt covenants.

In addition, as of October 31, 2022, the Company had $1.1 million in credit line reserves and a letter of credit balance of $3.0 million.

As of October 31, 2022, we had $103.7 million of available borrowing capacity under the ABL Facility. Debt issuance costs related to revolving credit facilities are capitalized and reflected as an asset in deferred financing costs in the accompanying consolidated balance sheets. The Company had debt issuance costs related the revolving credit facilities of $1.7 million as of October 31, 2022.

At October 31, 2022 and 2021, the weighted average interest rate for borrowings under the ABL Facility was 4.4% and 3.8%, respectively.

Term Loan Agreement

Summarized terms of the Term Loan Agreement, which was repaid in full as of January 28, 2021, were as follows:

- Provided for an original aggregate principal amount of $357.0 million. This amount was increased in May 2019 by $60.0 million in connection with the acquisition of Capital;
- The initial term loans advanced would have matured and been due and payable in full seven years after December 6, 2018, with principal amortization payments in an annual amount equal to 5.00% of the original principal amount;
- Borrowings under the Term Loan Agreement, bore interest at either (1) an adjusted LIBOR rate or (2) an alternate base rate, plus an applicable margin of 6.00% or 5.00%, respectively; and
- The Term Loan Agreement was secured by (i) a first priority perfected lien on substantially all of the assets of the Company and certain of its subsidiaries that are loan parties thereunder to the extent not constituting ABL Facility priority collateral and (ii) a second priority perfected lien on substantially all ABL Facility priority collateral, in each case subject to customary exceptions and limitations.

As discussed above, all outstanding borrowings under the Term Loan Agreement were repaid on January 28, 2021. The pay-off of the term loan were treated as a debt extinguishment while the amended ABL Facility was treated as a debt modification. In accordance with debt extinguishment accounting rules, the Company recorded $15.5 million in debt extinguishment costs related to the write-off of all unamortized deferred debt issuance costs that were related to the term loan and capitalized $7.0 million of debt issuance costs related to the Senior Notes. For the amendments to the ABL Facility, the Company capitalized $1.5 million of debt issuance costs related to this amendment. The Company capitalized an additional $0.3 million of debt issuance costs related to the July 29, 2022 ABL Facility amendment.

The table below is a summary of the composition of the Company's debt balances at October 31, 2022 and 2021.

(in thousands)	October 31, 2022		October 31, 2021	
Revolving loan (short term)	$	52,133	$	990
Senior Notes - all long term		375,000		375,000
Total debt, gross		427,133		375,990
Less: Unamortized deferred financing costs offsetting long term debt		(4,524)		(5,916)
Total debt, net of unamortized deferred financing costs	$	422,609	$	370,074

Future maturities of the Senior Notes for the fiscal years ending October 31 is as follows:

(in thousands)		
2023	$	-
2024		-
2025		-
2026		375,000
Total	$	375,000

Note 11. Accrued Payroll and Payroll Expenses

The following table summarizes accrued payroll and expenses at October 31, 2022 and 2021:

(in thousands)	October 31, 2022		October 31, 2021	
Accrued vacation	$	2,705	$	1,967
Accrued payroll		2,763		1,727
Accrued bonus		4,835		3,593
Accrued employee-related taxes		2,760		4,606
Other accrued		278		333
Total accrued payroll and payroll expenses	$	13,341	$	12,226

Note 12. Accrued Expenses and Other Current Liabilities

The following table summarizes accrued expenses and other current liabilities at October 31, 2022 and 2021:

(in thousands)	October 31, 2022		October 31, 2021	
Accrued insurance	$	12,133	$	7,473
Accrued interest		5,996		5,627
Accrued equipment purchases		7,644		4,955
Accrued sales and use tax		846		690
Accrued property taxes		825		917
Accrued professional fees		831		1,134
Other		3,881		3,144
Total accrued expenses and other liabilities	$	32,156	$	23,940

Note 13. Income Taxes

The sources of income before income taxes for the fiscal years ended October 31, 2022 and October 31, 2021 are as follows:

(in thousands)	Year Ended October 31, 2022		Year Ended October 31, 2021	
United States	$	32,252	$	(13,162)
Foreign		1,950		731
Total	$	34,202	$	(12,431)

The components of the provision for income taxes for the fiscal years ended October 31, 2022 and October 31, 2021 are as follows:

(in thousands)	Year Ended October 31, 2022		Year Ended October 31, 2021	
Current tax provision (benefit):				
Federal	$	-	$	-
Foreign		(113)		(375)
State and local		434		470
Total current tax provision		321		95
Deferred tax provision (benefit):				
Federal	$	4,575	$	483
Foreign		70		2,134
State and local		560		(70)
Total deferred tax benefit		5,205		2,547
Net provision for income taxes	$	5,526	$	2,642

For the fiscal years ended October 31, 2022 and October 31, 2021, the income tax provision differs from the expected tax provision computed by applying the U.S. federal statutory rate to income before taxes as a result of the following:

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Income tax expense/(benefit) per federal statutory rate of 21% for each period	$ 7,182	$ (2,611)
State income taxes, net of federal deduction	898	193
Change in deferred tax rate	81	(92)
Warrant fair value change	(2,078)	2,078
Deferred tax on undistributed foreign earnings	(827)	505
Impact of tax reform in the U.K. (see discussion below)	-	2,125
Increase in valuation allowance	71	-
Other	199	444
Income tax provision	$ 5,526	$ 2,642

The tax effects of the temporary differences giving rise to the Company's net deferred tax liabilities for fiscal years ending October 31, 2022 and at October 31, 2021 are summarized as follows:

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Deferred tax assets:		
Accrued insurance reserve	$ 2,385	$ 1,329
Accrued sales and use tax	75	75
Accrued bonuses and vacation	1,737	1,276
Accrued payroll tax	445	675
Foreign tax credit carryforward	80	80
State tax credit carryforward	38	50
Interest expense carryforward	576	649
Stock-based compensation	3,105	3,608
Prepaid expenses	(172)	-
Operating lease liability	6,315	-
Other	400	364
Net operating loss carryforward	25,894	17,771
Total deferred tax assets	$ 40,878	$ 25,877
Valuation allowance	(134)	(63)
Net deferred tax assets	$ 40,744	$ 25,814
Deferred tax liabilities:		
Intangible assets	(17,758)	(23,837)
Property and equipment	(90,998)	(71,400)
Prepaid expenses	-	(157)
Right-of-use operating lease asset	(6,211)	-
Unremitted foreign earnings	-	(986)
Total net deferred tax liabilities	(114,967)	(96,380)
Net deferred tax liabilities	$ (74,223)	$ (70,566)

As of October 31, 2022, the Company has the following tax carryforwards:

(in millions)	Balance as of October 31, 2022	Year that Carryforwards Begin to Expire
Federal net operating loss carryforwards	$ 105.5	N/A – Carried forward indefinitely
State net operating loss carryforwards	50.3	2026
Foreign net operating loss carryforwards	11.9	N/A – Carried forward indefinitely
Foreign tax carryforwards	0.1	2026
State credit carryforwards	-	2023
Interest expense carryforwards	12.4	N/A – Carried forward indefinitely
Total tax carryforwards	$ 180.2	

The Company does not consider that earnings from non-U.S. affiliates will be permanently reinvested. As such, the Company has provided U.S. deferred taxes on cumulative earnings of all of its non-U.S. affiliates.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities, and tax planning strategies in making the assessment. The Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance provided. The valuation allowance provided by the Company relates to foreign tax credit carryforwards.

The Company files income tax returns with the U.S., various state governments and the U.K. With few immaterial exceptions, the Company is no longer subject to U.S. federal, foreign and state income tax examinations by tax authorities for tax years before October 31, 2020.

Pursuant to Internal Revenue Code Section 382, annual use of the Company's NOL carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has determined that no such change in ownership happened during the fiscal years ended October 31, 2022 or 2021.

The following table summarizes the changes in the Company's unrecognized tax benefits during the fiscal years ended October 31, 2022 and 2021. The Company expects no material changes to unrecognized tax positions within the next twelve months. If recognized, none of these benefits would favorably impact the Company's income tax expense, before consideration of any related valuation allowance:

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Balance, beginning of year	$ 1,452	$ 1,572
Increase in current year position	-	-
Increase in prior year position	-	-
Decrease in prior year position	(119)	(120)
Lapse in statute of limitations	-	-
Balance, end of year	$ 1,333	$ 1,452

As of October 31, 2022 and 2021, the company has recognized no interest or penalties.

On August 15, 2022, President Biden signed the Inflation Reduction Act into law. Management has reviewed the tax provisions of this legislation and has determined that there are no provisions that would have a material impact on the Company.

On May 24, 2021 the House of Commons in the U.K. enacted legislation, the Finance Act 2021, which increases the U.K. corporation tax rate from 19% to 25% effective April 1, 2023, for companies with profits in excess of GBP 250,000. As a result of the Finance Act 2021 the Company recorded tax expense of $2.2 million in fiscal 2021 related to the remeasurement of certain deferred tax assets and liabilities that are expected to reverse after April 1, 2023.

Note 14. Commitments and Contingencies

Purchase Commitments

As of October 31, 2022, the Company was contractually committed for $17.0 million of capital expenditures for purchases of property and equipment. A majority of these obligations are expected to be satisfied in the next twelve months.

Insurance

For the fiscal years ended October 31, 2022 and October 31, 2021, the Company was partially insured for automobile, general and worker's compensation liability with the following deductibles (per occurrence):

	Deductible	
	Fiscal 2022	**Fiscal 2021**
General liability	$ 250,000	$ 350,000
Automobile	$ 250,000	$ 250,000
Workers' compensation	$ 250,000	$ 250,000

The Company has accrued $7.0 million and $4.5 million, as of October 31, 2022 and 2021, respectively, for estimated (1) losses reported and (2) claims incurred but not reported, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

The Company offers employee health benefits via a partially self-insured medical benefit plan. Participant claims exceeding certain limits are covered by a stop-loss insurance policy. As of October 31, 2022 and 2021, the Company had accrued $3.3 million and $1.6 million, respectively, for estimated health claims incurred but not reported based on historical claims amounts and average lag time. These accruals are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The Company contracts with a third-party administrator to process claims, remit benefits, etc. The third party administrator required the Company to maintain a bank account to facilitate the administration of claims. The account balance was $0.2 million, as of October 31, 2022, and is included in cash and cash equivalents in the accompanying consolidated balance sheet. The third party administrator did not require the Company to maintain a bank account to facilitate the administration of claims in fiscal 2021.

Litigation

The Company is currently involved in certain legal proceedings and other disputes with third parties that have arisen in the ordinary course of business. Management believes that the outcomes of these matters will not have a material impact on the Company's financial statements and does not believe that any amounts need to be recorded for contingent liabilities in the Company's consolidated balance sheet.

Letters of credit

The ABL Facility provides for up to $10.5 million of standby letters of credit. As of October 31, 2022, total outstanding letters of credit totaled $3.0 million, the vast majority of which had been committed to the Company's general liability insurance provider.

Note 15. Stockholders' Equity

The Company's amended and restated certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock, par value $0.0001, and 10,000,000 shares of preferred stock, par value $0.0001. Immediately following December 6, 2018, there were:

- 28,847,707 shares of common stock issued and outstanding;
- 34,100,000 warrants outstanding, each exercisable for one share of common stock at an exercise price of $11.50 per share; and
- 2,450,980 shares of zero-dividend convertible perpetual preferred stock ("Series A Preferred Stock") outstanding, as further discussed below

Grants of new restricted stock awards and exercises of stock options are issued out of outstanding and available common stock.

As discussed below, on April 29, 2019, 2,101,213 shares of common stock were issued in exchange for the Company's public warrants and 1,707,175 shares of common stock were issued in exchange for the Company's private warrants. As of October 31, 2022 and 2021, there were 13,017,677 and 13,017,777 public warrants outstanding, respectively.

On May 14, 2019, in order to finance a portion of the purchase price for the acquisition of Capital, the Company completed a public offering of 18,098,166 of its common stock at a price of $4.50 per share, receiving net proceeds of approximately $77.4 million, after deducting underwriting discounts, commissions, and other offering expenses. In connection with the offering, certain of the Company's directors, officers and significant stockholders, and certain other related investors purchased an aggregate of 3,980,166 shares of its common stock from the underwriters at the public offering price of $4.50, representing approximately 25% of the total shares issued (without giving effect to the underwriters' option to purchase additional shares).

The Company's Series A Preferred Stock does not pay dividends and is convertible (effective June 6, 2019) into shares of the Company's common stock at a 1:1 ratio (subject to customary adjustments). The Company has the right to elect to redeem all or a portion of the Series A Preferred Stock at its election after December 6, 2022 for cash at a redemption price equal to the amount of the principal investment ($25,000,000) plus an additional cumulative amount that will accrue at an annual rate of 7.0% thereon. As of October 31, 2022, the additional cumulative amount totaled $7.0 million which would be recognized when redemption is probable. The Series A Preferred Stock will rank senior in priority and will have a senior liquidation preference to the Common Stock. In addition, if the volume weighted average price of shares of the Company's common stock equals or exceeds $13.00 for 30 consecutive days, then the Company will have the right to require the holder of the Series A Preferred Stock to convert its Series A Preferred Stock into Company common stock, at a ratio of 1:1 (subject to customary adjustments such as adjustments for anti-dilution events for instance stock splits or reverse stock split).

Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. The preferred stock contains a redemption feature contingent upon a change in control which is not solely within the control of the Company. As such, the preferred stock is presented outside of permanent equity.

Warrant Exchange

On April 1, 2019, the Company commenced an offer to each holder of its publicly traded warrants (the "public warrants") and private placement warrants that were issued in connection with Industrea's initial public offering on April 17, 2017 (the "private warrants") to receive 0.2105 shares of common stock in exchange for each outstanding public warrant tendered and 0.1538 shares of common stock in exchange for each private warrant tendered pursuant to the offer (the "Offer" or "Warrant Exchange").

On April 26, 2019, a total of 9,982,123 public warrants and 11,100,000 private warrants were tendered for exchange pursuant to the Offer. On April 29, 2019, 2,101,213 shares of common stock were issued in exchange for the tendered public warrants and 1,707,175 shares of common stock were issued in exchange for the tendered private warrants. A negligible amount of cash was paid for fractional shares. The fair value of common stock issued in exchange for the warrants, totaling $26.3 million, was recognized in additional paid in capital.

Share Repurchase Program

In June 2022, the Board of Directors approved a share repurchase program that authorizes the repurchase of up to $10.0 million of the Company's Class A common stock through June 15, 2023. The repurchase program permits shares to be repurchased in the open market, by block purchase, in privately negotiated transactions, in one or more transactions from time to time, or pursuant to any trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the "Exchange Act"). The repurchase program may be suspended, terminated, extended or otherwise modified by the Board without notice at any time for any reason, including, without limitation, market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, capital and liquidity objectives, and other factors deemed appropriate by CPH's management.

For the fiscal year ended October 31, 2022 the Company purchased an aggregate of 415,066 shares of our common stock for a total of $2.7 million resulting in an average price per share of $6.48. All repurchases were at market value.

Note 16. Stock-Based Compensation

Pursuant to the Concrete Pumping Holdings, Inc. 2018 Omnibus Incentive Plan, the Company granted stock-based awards to certain employees in the U.S. and U.K. All awards in the U.S. are restricted stock awards while awards granted to employees in the U.K. are stock options with exercise prices of $0.01. Regardless of where the awards were granted, the awards generally vest pursuant to one of the following four conditions:

(1) Time-based only – Awards vest in equal installments over a specified period.
(2) $6 market-based and time-based vesting – Awards will vest as to first condition once the Company's stock reaches a closing price of $6.00 for 30 consecutive trading days. Once the first vesting condition is achieved, the stock award will then vest 1/3 annually over a three-year period.
(3) $8 market-based and time-based vesting – Awards will vest as to first condition once the Company's stock reaches a closing price of $8.00 for 30 consecutive trading days. Once the first vesting condition is achieved, the stock award will then vest 1/3 annually over a three-year period.
(4) $10 market-based and time-based vesting – Awards will vest as to first condition once the Company's stock reaches a closing price of $10.00 for 30 consecutive trading days. Once the first vesting condition is achieved, the stock award will then vest 1/3 annually over a three-year period.

Included in the table below is a summary of the unvested awards outstanding at October 31, 2022, including the location, type of award, shares outstanding, unrecognized compensation expense, and the date through which the expense will be recognized. The total stock compensation expense recognized for restricted stock awards for the years ended October 31, 2022 and October 31, 2021 was $4.4 million and $5.8 million, respectively. The total stock compensation expense recognized for stock options for the years ended October 31, 2022 and October 31, 2021 was $0.6 million and $0.8 million, respectively. In addition, while the table below provides a date through which expense will be recognized on a straight-line basis, if at such time the market-based stock awards vest earlier than the Monte Carlo simulation derived service period, expense recognition will be accelerated.

During the first quarter of fiscal 2022, the Company granted 69,491 stock awards that have a market-based vesting condition. The assumptions used in the Monte Carlo Simulation for these grants were stock price on date of grant, a price target expiration date of December 6, 2023, expected volatility of 73% and a risk-free interest rate of 0.5%. No equity-based awards were granted during the remainder of fiscal 2022.

(in thousands, except shares outstanding and fair value amounts)

Location	Type of Award	Shares Unvested at October 31, 2022	Weighted Average Fair Value	Unrecognized Compensation Expense at October 31, 2022	Date Expense Recognized Through (Straight-Line Basis)
U.S.	Time Based Only	630,465	6.48	$ 1,867,799	12/6/2023
U.S.	$6 Market/Time- Based	100,462	1.74	-	10/29/2020
U.S.	$6 Market/Time- Based	186,786	8.68	175,812	3/29/2023 *
U.S.	$6 Market/Time- Based	186,798	8.68	470,139	3/29/2024 *
U.S.	$8 Market/Time- Based	100,462	1.61	-	10/29/2020
U.S.	$8 Market/Time- Based	186,786	7.48	276,524	8/23/2023**
U.S.	$8 Market/Time- Based	186,798	7.48	484,641	8/23/2024**
U.S.	$10 Market/Time- Based	150,706	1.51	-	10/29/2020
U.S.	$10 Market/Time- Based	184,169	6.48	174,175	7/9/2023
U.S.	$10 Market/Time- Based	184,165	6.48	362,699	7/9/2024
U.S.	$10 Market/Time- Based	184,181	6.48	495,377	7/9/2025
U.S.	$13 Market/Time- Based	433	4.47	-	5/4/2022
U.S.	$13 Market/Time- Based	433	4.47	208	5/4/2023
U.S.	$13 Market/Time- Based	434	4.47	561	5/4/2024
U.S.	$16 Market/Time- Based	433	3.85	-	8/27/2022
U.S.	$16 Market/Time- Based	433	3.85	309	8/27/2023
U.S.	$16 Market/Time- Based	434	3.85	563	8/27/2024
U.S.	$19 Market/Time- Based	433	3.34	169	11/19/2022
U.S.	$19 Market/Time- Based	433	3.34	402	11/19/2023
U.S.	$19 Market/Time- Based	434	3.34	572	11/19/2024
U.S.	$10 Market/Time- Based	4,635	7.28	5,866	1/31/2023
U.S.	$10 Market/Time- Based	4,635	7.28	17,248	1/31/2024
U.S.	$10 Market/Time- Based	4,634	7.28	22,033	1/31/2025
U.S.	$10 Market/Time- Based	17,954	6.83	52,060	6/30/2023
U.S.	$10 Market/Time- Based	17,961	6.83	79,594	6/30/2024
U.S.	$10 Market/Time- Based	17,963	6.83	91,649	6/30/2025
U.K.	Time Based Only	90,431	6.38	249,774	12/6/2023
U.K.	$6 Market/Time- Based	19,257	5.23	-	10/29/2020
U.K.	$6 Market/Time- Based	27,892	8.36	25,995	3/29/2023 *
U.K.	$6 Market/Time- Based	27,901	8.36	69,279	3/29/2024 *
U.K.	$8 Market/Time- Based	19,257	1.61	-	10/29/2020
U.K.	$8 Market/Time- Based	27,892	7.20	40,805	8/23/2023**
U.K.	$8 Market/Time- Based	27,901	7.20	71,324	8/23/2024**
U.K.	$10 Market/Time- Based	28,886	1.51	-	10/29/2020
U.K.	$10 Market/Time- Based	27,902	6.24	25,824	7/9/2023
U.K.	$10 Market/Time- Based	27,892	6.24	53,461	7/9/2024
U.K.	$10 Market/Time- Based	27,901	6.24	72,852	7/9/2025
U.K.	$10 Market/Time- Based	750	6.83	2,175	6/30/2023
U.K.	$10 Market/Time- Based	750	6.83	3,324	6/30/2024
U.K.	$10 Market/Time- Based	750	6.83	3,827	6/30/2025
Total		**2,708,822**		**$ 5,197,040**	

Note: The $13/$16/$19 Market/Time Based shares noted above relate to the shares not exchanged in the October 29, 2020 modification discussed above.

   * *The $6.00 market condition price target was achieved on March 29, 2021, and on such date, the remaining unrecognized expense for these awards will be accelerated over the new requisite service period.*

   ** *The $8.00 market condition price target was achieved on August 23, 2021, and on such date, the remaining unrecognized expense for these awards will be accelerated over the new requisite service period.*

Stock Options

The following tables summarize stock option activity for the year ended October 31, 2022:

	Options		Weighted average grant date fair value		Weighted average exercise price
Outstanding stock options, October 31, 2020....................................	1,791,316	$	6.80	$	1.54
Granted	30,000	$	2.48	$	0.01
Forfeited..	(3,807)	$	7.46	$	0.01
Exercised	(133,316)	$	5.24	$	0.01
Outstanding stock options, October 31, 2021....................................	1,684,193	$	6.85	$	1.63
Granted	4,500	$	7.43	$	0.01
Forfeited..	(1,586)	$	6.67	$	0.01
Exercised	(197,779)	$	6.70	$	0.44
Outstanding stock options, October 31, 2022....................................	1,489,328	$	6.42	$	1.79

The total intrinsic value of stock options exercised for the years ended October 31, 2022 and 2021 was $1.3 million and $0.9 million, respectively. The Company realized $0.2 million in tax benefits related to exercised stock options for both years ended October 31, 2022 and 2021.

The following table summarizes information about stock options outstanding at October 31, 2022:

		Options Outstanding					Options Exercisable			
Exercise price	Number of options		Weighted average exercise price	Weighted average remaining contractual life (yrs)	Aggregate Intrinsic Value	Number of options		Weighted average exercise price	Weighted average remaining contractual life (yrs)	Aggregate Intrinsic Value
$ 0.01	378,298	$	0.01	6.9	$ 2,419	22,936	$	0.01	7.1	$ 147
$ 0.87	786,957	$	0.87	2.3	4,356	786,957	$	0.87	2.3	$ 4,356
$ 6.09	324,073	$	6.09	3.4	-	324,073	$	6.09	3.4	$ 102
Total	1,489,328	$	1.79	3.7	$ 6,775	1,133,966	$	2.34	2.7	$ 4,605

As of October 31, 2022, there was $0.6 million of total unrecognized compensation cost related to stock options that is expected to be realized as an expense by the Company over 1.4 weighted average years.

Restricted Stock Awards

The following table is a summary of Restricted Stock Awards activity for the years ended October 31, 2022 and October 31, 2021:

	Units	Weighted average grant-date fair value
Unvested as of October 31, 2020	3,737,791	5.39
Granted	112,349	3.80
Vested	(757,215)	5.34
Forfeited..	(21,534)	5.00
Unvested as of October 31, 2021	3,071,391	4.98
Granted	134,481	7.43
Vested	(768,330)	4.86
Forfeited..	(84,082)	5.81
Unvested as of October 31, 2022	2,353,460	5.14

As of October 31, 2022, there was $4.6 million of unrecognized compensation expense related to non-vested restricted stock awards that is expected to be realized as an expense by the Company over 1.4 weighted average years.

The Company realized $1.4 million and $0.7 million in tax benefits related to restricted stock award vestings for the years ended October 31, 2022 and October 31, 2021, respectively.

Note 17. Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, *Earnings Per Share*. For purposes of calculating earnings (loss) per share ("EPS"), a company that has participating security holders (for example, holders of unvested restricted stock that have non-forfeitable dividend rights and the Company's Series A Preferred Stock) is required to utilize the two-class method for calculating EPS unless the treasury stock method results in lower EPS. The two-class method is an allocation of earnings/(loss) between the holders of common stock and a company's participating security holders. Under the two-class method, earnings/(loss) for the reporting period is calculated by taking the net income (loss) for the period, less both the dividends declared in the period on participating securities (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) for the period. Our common shares outstanding are comprised of shareholder owned common stock and shares of unvested restricted stock held by participating security holders. Basic EPS is calculated by dividing income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding, excluding participating shares. To calculate diluted EPS, basic EPS is further adjusted to include the effect of potentially dilutive stock options outstanding and Series A Preferred Stock outstanding as of the beginning of the period.

At October 31, 2022, the Company had outstanding (1) 13.0 million warrants to purchase shares of common stock at an exercise price of $11.50, (2) 2.4 million outstanding unvested restricted stock awards, (3) 1.1 million outstanding unexercised incentive stock options, (4) 0.4 million outstanding unexercised non-qualified stock options, and (5) 2.5 million shares of Series A Preferred Stock, all of which could potentially be dilutive. The dilutive effect of the 13.0 million warrants and the 2.5 million shares of preferred stock were excluded from the calculation of the diluted net income per share for the year ended October 31, 2022 as its impact would have been anti-dilutive. For the fiscal year ended October 31, 2021, the Company realized a net loss and as such, the weighted-average dilutive impact of any shares was excluded from the calculation of diluted EPS because they were antidilutive.

The table below shows our basic and diluted EPS calculations for the fiscal year ended October 31, 2022 and October 31, 2021:

| | Year Ended October 31, | |
(in thousands, except share and per share amounts)	2022	2021
Net income (loss) (numerator):		
Net income (loss) attributable to Concrete Pumping Holdings, Inc.	$ 28,676	$ (15,073)
Less: Accretion of liquidation preference on preferred stock	(1,750)	(1,750)
Less: Undistributed earnings allocated to participating securities	(1,274)	-
Net income (loss) attributable to common stockholders (numerator for basic earnings per share)	$ 25,652	$ (16,823)
Add back: Undistributed earning allocated to participating securities	1,274	-
Add back: Accretion of liquidation preference on preferred stock	-	-
Less: Undistributed earnings reallocated to participating securities	(1,254)	-
Numerator for diluted earnings (loss) per share	$ 25,672	$ (16,823)
Weighted average shares (denominator):		
Weighted average shares - basic	53,914,311	53,413,594
Weighted average shares - diluted	54,851,308	53,413,594
Basic earnings (loss) per share	$ 0.48	$ (0.31)
Diluted earnings (loss) per share	$ 0.47	$ (0.31)

Note 18. Employee Benefits Plan

Retirement plans

The Company offers a 401(k) plan, which covers substantially all employees in the U.S., with the exception of certain union employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation, in accordance with Section 401(k) of the Internal Revenue Code. The Company generally provides some form of a matching contribution for most employees in the U.S. Retirement plan contributions for both years ended October 31, 2022 and 2021 were $0.9 million.

Camfaud operates a Small Self-Administered Scheme ("SSAS"), which is the equivalent of a U.S. defined contribution pension plan. The assets of the plan are held separately from those of Camfaud in an independently administered fund. Contributions by Camfaud to the SSAS amounted to $0.3 million for both years ended October 31, 2022 and 2021.

Multiemployer plans

Our U.S. Concrete Pumping segment contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements (CBAs) that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects: (a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (c) If we choose to stop participating in some of its multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability. We have no intention of stopping our participation in any multiemployer plan.

The following is a summary of our contributions to each multiemployer pension plan for the years ended October 31, 2022 and 2021:

| (in thousands) | Year Ended October 31, | | | |
	2022		2021	
California	$	407	$	901
Oregon		291		308
Washington		255		279
Total contributions	$	953	$	1,489

No plan was determined to be individually significant. There have been no significant changes that affect the comparability of the contributions. The Company reviews the funded status of each multiemployer defined benefit pension plan at each reporting period to monitor the certified zone status for each of the multiemployer defined benefit pension plans. The zone status for the multiemployer defined benefit pension plan for Oregon and Washington were Green (greater than 80 percent funded) and for California, it was Yellow (less than 80 percent funded but greater than 65 percent funded). The funding status for the Oregon and Washington multiemployer defined benefit pension plans is at January 1, 2021 and for the California multiemployer defined benefit pension plan is at July 1, 2021.

Government regulations impose certain requirements relative to multiemployer plans. In the event of plan termination or employer withdrawal, an employer may be liable for a portion of the plan's unfunded vested benefits. We have not received information from the plans' administrators to determine its share of unfunded vested benefits. We do not anticipate withdrawal from the plans, nor are we aware of any expected plan terminations.

If the construction industry exception applies, then it would delay the imposition of a withdrawal liability. The "construction industry" exception generally delays the imposition of withdrawal liability in connection with an employer's withdrawal from a "construction industry" multiemployer plan unless and until that employer resumes covered operations in the relevant geographic region without a corresponding resumption of contributions to the multiemployer plan. The Company has no intention of withdrawing, in either a complete or partial withdrawal, from any of the multiemployer plans to which the Company currently contributes; however, it has been assessed a withdrawal liability in the past.

Note 19. Segment Reporting

The Company conducts business through the following reportable segments based on geography and the nature of services sold:

- U.S. Concrete Pumping – Consists of concrete pumping services sold to customers in the U.S. Business in this segment is primarily performed under the Brundage-Bone and Capital trade names.
- U.K. Operations – Consists of concrete pumping services and leasing of concrete pumping equipment to customers in the U.K. Business in this segment is primarily performed under the Camfaud Concrete Pumps and Premier Concrete Pumping trade names. In addition to concrete pumping, we recently started operations of waste management services in the U.K. under the Eco-Pan trade name and the results of this business are included in this segment. This represents the Company's foreign operations.
- U.S. Concrete Waste Management Services – Consists of pans and containers rented to customers in the U.S. and the disposal of the concrete waste material services sold to customers in the U.S. Business in this segment is performed under the Eco-Pan trade name.
- Corporate - Is primarily related to the intercompany leasing of real estate to certain of the U.S Concrete Pumping branches.

Any differences between segment reporting and consolidated results are reflected in Intersegment below.

The accounting policies of the reportable segments are the same as those described in Note 2. The Company's Chief Operating Decision Maker ("CODM") evaluates the performance of each segment based on revenue, and measures segment performance based upon EBITDA (earnings before interest, taxes, depreciation and amortization). Non-allocated interest expense and various other administrative costs are reflected in Corporate. Corporate assets primarily include cash and cash equivalents, prepaid expenses and other current assets, and real property. The following provides operating information about the Company's reportable segments for the periods presented:

	Year Ended October 31,	
(in thousands)	**2022**	**2021**
Revenue		
U.S. Concrete Pumping	$ 296,506	$ 229,475
U.K. Operations	54,926	48,098
U.S. Concrete Waste Management Services	50,191	38,591
Corporate	2,500	2,500
Intersegment	(2,831)	(2,856)
Total revenue	$ 401,292	$ 315,808
Income (loss) before income taxes		
U.S. Concrete Pumping	$ 9,006	$ (11,915)
U.K. Operations	1,950	731
U.S. Concrete Waste Management Services	11,701	6,986
Corporate	11,545	(8,233)
Total income (loss) before income taxes	$ 34,202	$ (12,431)
EBITDA		
U.S. Concrete Pumping	$ 72,278	$ 47,497
U.K. Operations	12,582	12,128
U.S. Concrete Waste Management Services	20,302	16,433
Corporate	12,393	(7,393)
Total EBITDA	$ 117,555	$ 68,665
Consolidated EBITDA reconciliation		
Net income (loss)	$ 28,676	$ (15,073)
Interest expense, net	25,891	25,190
Income tax expense	5,526	2,642
Depreciation and amortization	57,462	55,906
Total EBITDA	$ 117,555	$ 68,665
Depreciation and amortization		
U.S. Concrete Pumping	$ 40,304	$ 37,381
U.K. Operations	7,709	8,238
U.S. Concrete Waste Management Services	8,601	9,447
Corporate	848	840
Total depreciation and amortization	$ 57,462	$ 55,906
Interest expense, net		
U.S. Concrete Pumping	$ (22,968)	$ (22,031)
U.K. Operations	(2,923)	(3,159)
Total interest expense, net	$ (25,891)	$ (25,190)
Transaction costs and debt extinguishment costs		
U.S. Concrete Pumping	$ 318	$ 15,822
Total transaction costs including transaction-related debt extinguishment	$ 318	$ 15,822

Total assets by segment for the periods presented are as follows:

(in thousands)	October 31, 2022	October 31, 2021
Total assets		
U.S. Concrete Pumping	$ 693,048	$ 591,820
U.K. Operations	103,255	109,631
U.S. Concrete Waste Management Services	157,370	145,199
Corporate	27,834	26,648
Intersegment	(94,018)	(80,633)
Total assets	$ 887,489	$ 792,665

Total capital expenditures by segment for the periods presented are as follows:

(in thousands)	October 31, 2022	October 31, 2021
Total capital expenditures		
U.S. Concrete Pumping	$ 78,453	$ 45,749
U.K. Operations	13,385	11,656
U.S. Concrete Waste Management Services	10,077	5,126
Corporate	18	261
Total capital expenditures	$ 101,932	$ 62,792

The U.S. and U.K. were the only regions that accounted for more than 10% of the Company's revenue for the periods presented. There was no single customer that accounted for more than 10% of revenue for the periods presented. Revenue for the periods presented and long lived assets as of October 31, 2022 and 2021 are as follows:

(in thousands)	Year Ended October 31, 2022	Year Ended October 31, 2021
Revenue by geography		
U.S.	$ 346,366	$ 267,710
U.K.	54,926	48,098
Total revenue	$ 401,292	$ 315,808

(in thousands)	October 31, 2022	October 31, 2021
Long-lived tangible assets		
U.S.	$ 366,814	$ 285,307
U.K.	52,563	52,464
Total long lived assets	$ 419,377	$ 337,771

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2022 (as such term is defined in Rule 13a-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based upon this evaluation, our management concluded that, as of October 31, 2022, our disclosure controls and procedures were not effective due to the material weaknesses described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2022, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of October 31, 2022, the Company's internal control over financial reporting was not effective due to material weaknesses related to (1) the review of manual journal entries within the financial statement close process, which was identified in connection with the restatement of the Company's interim unaudited financial statements as of July 31, 2022 ("MW #1"); and (2) the areas of user access and segregation of duties related to information technology systems that support the financial reporting process specifically related to accounts payable and expenditures ("MW #2").

The Company and its Board of Directors are committed to maintaining an effective internal control environment. The Company's management, with the oversight of the Audit Committee, has evaluated the material weaknesses described above and designed a remediation plan to address the material weaknesses. Regarding MW #1, the Company's remediation plan was developed and implemented by enhancing the Company's internal control environment with incremental controls, enhancing training for accounting team members, and improving the schedules used to prepare more complex journal entries. However, as of the date of this report, there had not been sufficient time for the Company to fully complete this remediation plan. Regarding MW #2, the Company will remediate the control by updating user access and segregation of duties matrixes, modifying functionality of systems, and implementing reviews of user activity reports.

BDO USA, LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as set forth below.

Changes in Internal Control Over Financial Reporting

Except as noted above, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the fiscal quarter ended October 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concrete Pumping Holdings, Inc.
Thornton, Colorado

Opinion on Internal Control over Financial Reporting

We have audited Concrete Pumping Holdings, Inc.'s (the "Company's") internal control over financial reporting as of October 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of October 31, 2022, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of October 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity , and cash flows for the years then ended, and the related notes (collectively referred to as "the financial statements") and our report dated January 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and described in management's assessment. These material weaknesses related to management's failure to design and maintain effective controls over financial reporting, specifically related to the following: 1) the review of manual journal entries within the financial statement close process, which was identified in connection with the restatement of the Company's interim unaudited financial statements as of July 31, 2022 that continues to exist at October 31, 2022; and 2) the areas of user access and segregation of duties controls related to information technology systems that support the financial reporting process specifically related to accounts payable and expenditures. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 financial statements, and this report does not affect our report dated January 31, 2023 on those financial statements.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP
Dallas, Texas
January 31, 2023

Item 9B.   Other Information

      None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

      Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information not disclosed below that is required with respect to directors, executive officers, filings under Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and corporate governance is incorporated herein by reference, when filed, from our definitive proxy statement (the "Proxy Statement") for the Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the fiscal year ended October 31, 2022.

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to our directors, officers and employees. We have posted our Code of Ethics on our website (https://ir.concretepumpingholdings.com/governance-docs) and will post on such website any amendments to, or waivers from, a provision of the Code of Ethics applying to an executive officer or director when required by applicable SEC and Nasdaq rules and regulations.

Item 11. Executive Compensation

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements and Schedules

The audited consolidated financial statements of Concrete Pumping Holdings, Inc. and its subsidiaries, as required to be filed, are included under Item 8 of this Annual Report. Other schedules have been omitted as they are not applicable or the required information is set forth in the consolidated financial statements or notes thereto.

(2) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc. and PGP Investors, LLC, as the Holder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Industrea Acquisition Corp. on September 7, 2018).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 30, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc., and PGP Investors, LLC, as the Holder Representative (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of November 16, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc., and PGP Investors, LLC, as the Holder Representative (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
2.4	Interest Purchase Agreement, dated as of March 18, 2019, by and between the Company, Brundage-Bone Concrete Pumping, Inc., CPH Acquisition, LLC, ASC Equipment, LP, Capital Pumping, LP, MC Services, LLC, Capital Rentals, LLC, Central Texas Concrete Services, LLC, A. Keith Crawford and Melinda Crawford (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on March 18, 2019).
2.5	First Amendment to Interest Purchase Agreement, dated as of May 14, 2019, by and between Concrete Pumping Holdings, Inc., Brundage-Bone Concrete Pumping, Inc., CPH Acquisition, LLC, ASC Equipment, LP, Capital Pumping, LP, MC Services, LLC, Capital Rentals, LLC, Central Texas Concrete Services, LLC, A. Keith Crawford and Melinda Crawford (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on May 15, 2019).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
3.3	Certificate of Designations (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
4.3	Warrant Agreement, dated July 26, 2017, between Industrea Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Industrea Acquisition Corp. on August 1, 2017).
4.4	Assignment and Assumption Agreement, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and Continental Stock Transfer & Trust

Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).

4.5 Description of Capital Stock. (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K (File No. 001-38166), filed Concrete Pumping Holdings, Inc, on January 14, 2020).

4.6 Indenture, dated January 28, 2021, among Brundage-Bone Concrete Pumping Holdings Inc., as issuer, Concrete Pumping Holdings, Inc., as a guarantor, Concrete Pumping Intermediate Acquisition Corp., as a guarantor and the other guarantors form time to time party thereto and Deutsche Bank Trust Company Americas, as trustee and notes collateral agent (incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K filed on February 1, 2021).

4.7 Form of 6.000% Senior Secured Second Lien Notes due 2026 (included in Exhibit 4.1).

10.1 Non-Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and the Rollover Holders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.2 Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and the Rollover Holders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.3 Argand Subscription Agreement, dated September 7, 2018, by and among Industrea Acquisition Corp., Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and Argand Partners Fund, LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.4 Form of Common Stock Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.5 Preferred Stock Subscription Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and Nuveen Alternatives Advisors, LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.6 Expense Reimbursement Letter, dated September 7, 2018, by and among Argand Partners Fund, LP, CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC), Industrea Acquisition Corp., Concrete Pumping Holdings, Inc. and BBCP Investors, LLC (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

10.7 Amended and Restated ABL Credit Agreement, dated January 28, 2021, among Brundage-Bone Concrete Pumping Holdings Inc., as borrower, Concrete Pumping Holdings, Inc., as holdings, Concrete Pumping Intermediate Acquisition Corp., the other loan parties from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, sole lead arranger and sole bookrunner, Wells Fargo Capital Finance (UK) Limited, as UK security agent, and the lenders and issuing banks from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166) filed on February 1, 2021).

10.8 First Amendment to Amended and Restated ABL Credit Agreement, dated September 30, 2021, among Brundage-Bone Concrete Pumping Holdings Inc., as Borrower, Concrete Pumping Holdings, Inc., as Holdings, Concrete Pumping Intermediate Acquisition Corp., the other loan parties from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, sole lead arranger and sole bookrunner, Wells Fargo Capital Finance (UK) Limited, as UK security agent, and the lenders and issuing banks from time to time party thereto (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K (File No. 001-38166), filed by Concrete Pumping Holdings, Inc, on January 12, 2022)

10.9 Stockholders Agreement, dated December 6, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and the Investors party thereto (incorporated by reference to Exhibit 10.35 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).

10.10	First Amendment to Stockholders Agreement, dated April 1, 2019, among Concrete Pumping Holdings, Inc. and the signatories thereto (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-1 (File No. 333-230673) filed by Concrete Pumping Holdings, Inc. on April 1, 2019).
10.11	Letter Agreement, dated as of December 6, 2018, by and between Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and Nuveen Alternative Advisors, LLC, on behalf of one or more funds and accounts (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
10.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on December 10, 2018).
10.13*	Concrete Pumping Holdings, Inc. 2018 Omnibus Incentive Plan, as amended October 29, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on November 2, 2020).
10.14*	Form of first amended stock award agreement for executives (incorporated by reference to Exhibit 10.23 to the Current Report on Form 10-Q (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on January 12, 2021).
10.15*	Form of second amended stock award agreement for executives (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on January 12, 2021).
10.16*	Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Bruce Young, dated July 11, 2014 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-227259) filed by Concrete Pumping Holdings, Inc. on October 22, 2018).
10.17*	Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Iain Humphries, dated August 4, 2017 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 (File No. 333-227259) filed by Concrete Pumping Holdings, Inc. on October 22, 2018).
10.18	Settlement Agreement and Release, dated as of October 30, 2020, by and between (i) Concrete Pumping Holdings, Inc. and Brundage-Bone Concrete Pumping Holdings, and (ii) PGP Investors, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 8-K (File No. 001-38166), filed by Concrete Pumping Holdings, Inc. on October 30, 2020).
10.19	Second Amendment to Amended and Restated ABL Credit Agreement, dated July 29, 2022, among Brundage-Bone Concrete Pumping Holdings Inc., as Borrower, Concrete Pumping Holdings, Inc., as Holdings, Concrete Pumping Intermediate Acquisition Corp., the other loan parties from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, sole lead arranger and sole bookrunner, Wells Fargo Capital Finance (UK) Limited, as UK security agent, and the lenders and issuing banks from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166) filed by Concrete Pumping Holdings, Inc. on August 1, 2022).
21.1	Subsidiaries of Concrete Pumping Holdings, Inc.
23.1	Consent of BDO USA, LLP.
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule15d-14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule15d-14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule15d-14(b) and 18 U.S.C. Section 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule15d-14(b) and 18 U.S.C. Section 1350.
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Indicates a management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**CONCRETE PUMPING HOLDINGS, INC.**

By:/s/ Iain Humphries
　　Name: Iain Humphries
　　Title: Chief Financial Officer and Secretary

Dated: January 31, 2023

**POWER OF ATTORNEY**

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce Young and Iain Humphries, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall not revoke any powers of attorney previously executed by the undersigned. This Power of Attorney shall not be revoked by any subsequent power of attorney that the undersigned may execute, unless such subsequent power of attorney specifically provides that it revokes this Power of Attorney by referring to the date of the undersigned's execution of this Power of Attorney. For the avoidance of doubt, whenever two or more powers of attorney granting the powers specified herein are valid, the agents appointed on each shall act separately unless otherwise specified.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Concrete Pumping Holdings, Inc. and in the capacities indicated, on January 31, 2023.

/s/ Bruce Young	Chief Executive Officer and Director	January 31, 2023
Bruce Young	(principal executive officer)	
/s/ Iain Humphries	Chief Financial Officer and Director	January 31, 2023
Iain Humphries	(principal financial officer and principal accounting officer)	
/s/ Howard D. Morgan	Chairman of the Board	January 31, 2023
Howard D. Morgan		
/s/ Brian Hodges	Vice Chairman of the Board	January 31, 2023
Brian Hodges		
/s/ Raymond Cheesman	Director	January 31, 2023
Raymond Cheesman		
/s/ Heather L. Faust	Director	January 31, 2023
Heather L. Faust		

/s/ David G. Hall	Director	January 31, 2023
David G. Hall		
/s/ Tom Armstrong	Director	January 31, 2023
Tom Armstrong		
/s/ Stephen Alarcon	Director	January 31, 2023
Stephen Alarcon		
/s/ Ryan Beres	Director	January 31, 2023
Ryan Beres		
/s/ John Piecuch	Director	January 31, 2023
John Piecuch		
/s/ M. Brent Stevens	Director	January 31, 2023
M. Brent Stevens		

Board of Directors

Howard D. Morgan
Chairman of the Board
Managing Partner and Co-Founder of Argand

Brian Hodges
Vice Chairman of the Board
Former Managing Director and Chief Executive Officer of Braken

Bruce Young
Chief Executive Officer of Concrete Pumping Holdings, Inc.

Iain Humphries
Chief Financial Officer of Concrete Pumping Holdings, Inc.

Stephen Alarcon
Vice President at Peninsula Pacific

Tom Armstrong
Owner of TKA Investments, LLC

Ryan Beres
Vice President of Argand Partners, LP

Ray Cheesman
Senior Research Analyst at Anfield Capital Management LLC

Heather Faust
Managing Partner and Co-Founder of Argand

David G. Hall
Former Chief Executive Officer of Genuit Group PLC

John M. Piecuch
Former President and Chief Executive Officer of MMI Products, Inc.

M. Brent Stevens
Founder and Manager of Peninsula Pacific

Executive Officers

Bruce Young
Chief Executive Officer of Concrete Pumping Holdings, Inc.

Iain Humphries
Chief Financial Officer of Concrete Pumping Holdings, Inc.

Concrete Pumping Holdings Inc. remains committed to high standards of corporate governance. Our code of ethics and the charters of our board committees are available on the SEC's EDGAR website.

Availability of Exhibits to Annual Report

This Annual Report to Stockholders includes a copy of our Current Report on Form 10-K as filed with the United States Securities and Exchange Commission and available through EDGAR. We will, upon written request and payment of an appropriate processing fee, provide our stockholders with copies of the exhibits to our Annual Report on Form 10-K. Please address your request to:

Concrete Pumping Holdings Inc.
500 E. 84th Avenue, Suite A-5
Thornton, Colorado 80229
Attention: Secretary

Concrete Pumping Holdings Inc. Annual Meeting

Tuesday, April 25, 2023 at 10:00 a.m. (Eastern Time) at our offices located at:

500 E. 84th Avenue, Suite A-5
Thornton, Colorado 80229

Stockholders Information

Concrete Pumping Holdings Inc.
500 E. 84th Avenue, Suite A-5
Thornton, Colorado 80229
Attention: Secretary

Nasdaq Capital Market: BBCP

Independent Registered Public Accounting Firm

BDO USA, LLP

Transfer Agent and Registrar

Inquiries regarding stock certificate holdings, changes in registration or address, lost certificates and other stockholder account matters should be directed to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561

(212) 509-4000

http://www.continentalstock.com/

Cautionary Note Regarding Forward-Looking Statements

Please see page 1 of our Current Report on Form 10-K for an important cautionary note regarding forward-looking statements that we make in this Annual Report to Stockholders.